WACHOVIA CORPORATION AND SUBSIDIARIES

First Quarter 2003

Management’s Discussion and Analysis
Quarterly Financial Supplement
Three Months Ended March 31, 2003

FINANCIAL HIGHLIGHTS

	Three Months Ended
	March 31,
			Percent
			Increase
(Dollars in millions, except per share data)	2003	2002	(Decrease)

EARNINGS SUMMARY
Net interest income (GAAP)	$2,514	2,426	4%
Tax-equivalent adjustment	64	51	25

Net interest income (Tax-equivalent)	2,578	2,477	4
Fee and other income	2,078	2,027	3

Total revenue (Tax-equivalent)	4,656	4,504	3
Provision for loan losses	224	339	(34)
Other noninterest expense	2,699	2,609	3
Merger-related and restructuring expenses	64	(8)	—
Other intangible amortization	140	168	(17)

Total noninterest expense	2,903	2,769	5

Income before income taxes (Tax-equivalent)	1,529	1,396	10
Income taxes	438	432	1
Tax-equivalent adjustment	64	51	25

Net income	1,027	913	12
Dividends on preferred stock	4	6	(33)

Net income available to common stockholders	$1,023	907	13%

Diluted earnings per common share	$0.76	0.66	15%
Return on average common stockholders’ equity	12.94%	12.74	—
Return on average assets	1.23%	1.17	—

ASSET QUALITY
Allowance as % of loans, net	1.67%	1.84	—
Allowance as % of nonperforming assets	158	162	—
Net charge-offs as % of average loans, net	0.49	0.83	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.08%	1.21	—

CAPITAL ADEQUACY
Tier I capital ratio	8.27%	7.49	—
Total capital ratio	11.99	11.56	—
Leverage ratio	6.71%	6.51	—

OTHER FINANCIAL DATA
Net interest margin	3.86%	3.91	—
Fee and other income as % of total revenue	44.64	45.00	—
Effective income tax rate	29.94%	32.12	—

BALANCE SHEET DATA
Securities	$73,339	57,382	28%
Loans, net	164,222	162,294	1
Total assets	348,064	319,853	9
Total deposits	195,837	180,033	9
Long-term debt	39,204	39,936	(2)
Stockholders’ equity	$32,267	28,785	12%

OTHER DATA
Average diluted common shares (In millions)	1,346	1,366	(1)%
Actual common shares (In millions)	1,345	1,368	(2)
Dividends paid per common share	$0.26	0.24	8
Dividends paid per preferred share	0.04	0.06	(33)
Book value per common share	23.99	21.04	14
Common stock price	34.07	37.08	(8)
Market capitalization	$45,828	50,716	(10)
Common stock to book price	142%	176	—
FTE employees	79,555	82,809	(4)
Total financial centers/brokerage offices	3,251	3,362	(3)
ATMs	4,539	4,618	(2)%

WACHOVIA

This discussion and other portions of this Quarterly Report contain various forward-looking statements. Please refer to our 2003 First Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements. Please refer to our 2002 Annual Report on Form 10-K for further information related to our accounting policies, off-balance sheet profile, risk governance and administration, and regulation and supervision.

Management’s Discussion and Analysis

Summary of Results of Operations
	2003	2002

	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (GAAP)	$2,514	2,470	2,466	2,461	2,426
Tax-equivalent adjustment	64	59	54	54	51

Net interest income (a)	2,578	2,529	2,520	2,515	2,477
Fee and other income	2,078	1,978	1,890	2,110	2,027

Total revenue (a)	4,656	4,507	4,410	4,625	4,504
Provision for loan losses	224	308	435	397	339
Other noninterest expense	2,699	2,750	2,686	2,622	2,609
Merger-related and restructuring expenses	64	145	107	143	(8)
Intangible amortization	140	147	152	161	168

Total noninterest expense	2,903	3,042	2,945	2,926	2,769

Tax-equivalent adjustment	64	59	54	54	51
Income taxes	438	203	60	393	432

Net income	1,027	895	916	855	913
Dividends on preferred stock	4	4	3	6	6

Net income available to common stockholders	1,023	891	913	849	907

Per diluted common share
Net income	$0.76	0.66	0.66	0.62	0.66

(a) Tax-equivalent

Financial Summary Wachovia’s diversified mix of businesses produces both the interest income traditionally associated with a banking company and fee income generated by such businesses as brokerage, asset management and investment banking. Although all of these businesses, to varying degrees, are affected by fluctuations in the financial markets and other external factors, our goal is to produce a balanced and relatively stable and growing revenue stream over the course of a business cycle.

     The benefit of this balanced business model in a challenging economic environment was evident in the first quarter of 2003, during which Wachovia increased net income to a quarterly record $1.0 billion, up 12 percent from the first quarter of 2002. On a per share basis, earnings increased 15 percent to 76 cents. The increase in net income from the first quarter of 2002 was driven by growth in both net interest income and fee income. Net interest income growth benefited from growth in earning assets and a rapidly increasing proportion of low-cost core deposits relative to a planned decline in higher cost products such as certificates of deposit. Fee income growth from the first quarter of 2002 was due primarily to lower net principal investing losses.

     In addition, provision expense declined as our overall credit quality continued to improve. Our strategy is to actively reduce potential problem loans and certain large corporate loans including the sale of at-risk credits whenever prudent.

     Total noninterest expense increased modestly from the first quarter of 2002 due primarily to increases in merger-related and restructuring expenses, stock option expense and nondiscretionary costs such as pension expense. Despite the increase in expenses, our continued emphasis on cost control and expense efficiencies gained from the merger integration enabled us to limit core expense growth.

     Our board of directors increased the quarterly common stock dividend for the second quarter of 2003 by three cents per share, to 29 cents. This dividend is payable on June 16, 2003, to holders of record on May 30, 2003. This represents a cash dividend payout ratio of 34 percent, in line with the corporate goal of 30 percent to 35 percent of cash earnings per share. Cash earnings per share exclude merger-related and restructuring expenses and intangible amortization. The second quarter 2003 dividend on Wachovia’s Dividend Equalization Preferred Shares (DEPs) will be one cent per share.

First Union-Wachovia Merger  The merger of the former Wachovia and First Union closed on September 1, 2001, and the combined company adopted the name “Wachovia Corporation.” In connection with the merger, shareholders of the former Wachovia received two First Union shares for each former Wachovia common share and were also given the right to choose either a one-time cash payment of 48 cents per common share of the former Wachovia or two shares of the DEPs, which are a new class of preferred shares that pay dividends equal to the difference between the last dividend paid by the former Wachovia of 30 cents per share and the common stock dividend declared by the combined company. This dividend will cease once Wachovia’s total dividends paid to common stockholders for four consecutive quarters equal at least $1.20 per common share. Wachovia paid common stockholders total dividends of $1.00 per share in 2002 and 26 cents per share in the first quarter of 2003. More information is in the Stockholders’ Equity section.

Outlook

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, increased distribution of our products and services, improved customer service, tight expense control and a strengthened balance sheet. Financial performance has been enhanced by increased attention to customer service, underscored by the 16th consecutive quarter of improved customer satisfaction rankings. This level of service and our broad distribution capability have contributed to growth in low-cost core deposits, where we are among the industry’s leaders in our markets. At the same time, our balanced business model positions us well to attract our customers’ investment business.

     We are investing in our businesses, including upgrading technology and infrastructure in the financial centers and making selected investments to enhance our distribution in retail brokerage, insurance and investment management. Expense management discipline and merger efficiencies have enabled us to limit core expense growth, although in 2003 we anticipate a 2 percent to 4 percent expense increase as we continue to invest in our businesses for future revenue growth. In addition, the tier 1 capital ratio improved from year-end 2002 to 8.27 percent at March 31, 2003. In 2003, we expect to maintain a tier 1 capital ratio in the 8.25 percent to 8.35 percent range, while paying out 30 percent to 35 percent of cash earnings in dividends, and otherwise using excess capital to settle a remaining forward purchase contract, to buy back stock or to pursue financially attractive acquisitions, as discussed below.

     The pace of economic growth in 2003 continues to be unclear due to the prolonged volatility in the financial markets and continued slow growth in spending and business investment. Given the uncertain environment, we will manage expense growth in line with revenue growth in 2003. However, we are gaining optimism about more favorable conditions in the economy and more stability in the financial markets. In 2003, we anticipate moderate revenue growth that will exceed expense growth. In addition, we expect low- to mid-single digit percentage loan growth from 2002 levels (excluding securitization activity), with some margin compression and continued improvement in credit quality trends.

     We are optimistic about the future due to our growth strategies and the demographic trends that favor our core businesses of the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. The General Bank continues to build momentum with a strong increase in low-cost core deposits, strong sales of consumer and small business loans and good investment sales production. Our Corporate and Investment Bank, Capital Management and Wealth Management businesses also performed well relative to trends in their respective industries in light of the challenging financial markets.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider the disposition of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

     On February 19, 2003, we announced that Wachovia and Prudential Financial Inc. agreed to combine their respective retail brokerage forces in a transaction that is expected to close in the third quarter of 2003. Under the terms of the agreement, Wachovia will own 62 percent of the new retail brokerage firm, which will be a consolidated subsidiary of Wachovia, and Prudential will own the remaining 38 percent interest. This transaction will create the third largest retail brokerage firm in the country, based on combined client assets of $537 billion and more than 12,000 brokers. The firm will ultimately operate under the brand name of Wachovia Securities and will have a national footprint of more than 3,500 brokerage locations, including nearly 800 dedicated retail offices in 48 states and Washington, D.C., and in Latin America. The new full-service firm will provide advice to clients based on research from multiple providers and have access to a broad suite of financial products and services from its parent organizations. The transaction is expected to be accretive to earnings per share in the first full year following closing, excluding the effect of merger-related and restructuring expenses. Merger-related and restructuring expenses and exit cost purchase accounting adjustments of approximately $681 million after tax are projected in connection with this transaction over the anticipated 18-month integration period.

     A settlement was reached on or around May 1, 2003, in the lawsuit captioned In re VISA Check/Master Money Antitrust Litigation. In the settlement, among other things, VISA, Inc. agreed to pay approximately $2 billion to the plaintiff retail companies over a multi-year period, as well as take certain other actions, including lowering certain interchange rates and rates for signature-based debit card transactions. As a result of this settlement, our revenue from debit cards is expected to decrease approximately $30 million to $35 million pre-tax for the rest of 2003. Conditions of the settlement permit VISA to renegotiate debit card interchange rates as of January 1, 2004; therefore, we do not have sufficient information to fully assess the impact of this settlement beyond 2003, but we do not believe it will have a material adverse effect on our consolidated financial position or results of operations.

Critical Accounting Policies

     Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America, and they conform to general practices within the applicable industries. The application of certain of these principles involves a significant amount of judgment and the use of estimates based on assumptions that involve significant uncertainty at the time of estimation.

     As discussed in our 2002 Annual Report on Form 10-K, we have identified the following critical accounting policies: allowance for loan losses, retained interests in securitizations, principal investing, pensions, stock options, goodwill impairment and contingent liabilities.

     As set forth in the 2002 Annual Report on Form 10-K, for 2003, we are using revised assumptions related to the accounting for our pension plan obligations. The assumptions used in calculating our 2003 pension expense are an expected rate of return of 8.5 percent (compared with 10 percent in 2002), a discount rate of 6.75 percent (compared with 7.25 percent in 2002), and a weighted average rate of increase in future compensation levels of 3.75 percent (compared with 4.25 percent in 2002). Based on these rates, along with changes resulting from plan actions under consideration, we estimate our pension expense will increase for the full year 2003 compared with 2002 by approximately $65 million to $80 million. However, as a result of these anticipated changes and before any company contributions to the plan, beginning in 2004 we expect the annual percentage growth rate in total personnel expenses to be 1.0 percent to 2.0 percent lower than these expenses would be before any changes. We currently anticipate that any such reduced expenses will be offset by investments in our businesses. As stated in the Form 10-K, we evaluate our pension assumptions annually in September and changes in the pension assumptions may increase or decrease pension expense in future years, including the estimates in the preceding sentence.

     Stock options granted in April 2003 will vest over the five years from the date of grant. Using the Black-Scholes option pricing model, the grant date fair value of options awarded in 2003 was $8.38 per share. The assumptions used in determining the fair value of these options include a risk-free interest rate of 3.15 percent, a dividend yield of 3.10 percent, a weighted average expected life of 6.0 years and volatility of 28.0 percent. Assuming we were to continue our stock option grants at comparable levels for the next five years and assuming all fair value and vesting assumptions and outstanding shares remain unchanged, the after-tax impact on net income available to common stockholders and diluted earnings per share would be approximately $65 million, or $0.05, in 2003; $86 million, or $0.06, in 2004; $69 million, or $0.05, in 2005; $77 million, or $0.06, in 2006; $97 million, or $0.07, in 2007; and $102 million, or $0.08, in 2008.

     For more information on critical accounting policies, please refer to our 2002 Annual Report on Form 10-K.

Corporate Results of Operations

Average Balance Sheets and Interest Rates
	2003		2002

	First Quarter		Fourth Quarter		First Quarter

	Average	Interest	Average	Interest	Average	Interest
(In millions)	Balance	Rate	Balance	Rate	Balance	Rate

Interest-bearing bank balances	$3,688	1.43%	$3,416	1.59%	$4,341	2.07%
Federal funds sold	8,949	1.33	9,507	1.63	12,020	1.85
Trading account assets	16,298	4.84	14,683	4.83	13,954	4.77
Securities	72,116	5.66	71,249	5.86	56,174	6.51
Commercial loans, net	93,039	4.69	95,064	4.97	99,711	5.27
Consumer loans, net	64,925	5.95	58,215	6.50	57,613	7.14

Total loans, net	157,964	5.21	153,279	5.55	157,324	5.96

Other earning assets	9,580	4.81	8,969	5.10	11,073	5.13

Risk management derivatives	—	0.56	—	0.61	—	0.54

Total earning assets	268,595	5.67	261,103	6.00	254,886	6.26

Interest-bearing deposits	147,505	1.52	146,924	1.79	140,103	2.22
Federal funds purchased	37,392	1.60	32,608	1.81	32,155	1.84
Commercial paper	2,604	0.55	2,796	0.79	3,438	1.15
Securities sold short	6,734	2.67	5,644	2.44	6,560	2.33
Other short-term borrowings	4,170	1.81	3,881	1.73	3,989	2.77
Long-term debt	38,744	4.01	38,758	4.18	40,592	4.24
Risk management derivatives	—	0.08	—	0.22	—	0.11

Total interest-bearing liabilities	237,149	2.05	230,611	2.42	226,837	2.64

Net interest income and margin	$2,578	3.86%	$2,529	3.86%	$2,477	3.91%

Net Interest Income and Margin Net interest income increased $101 million, or 4 percent in the first quarter of 2003 from the first quarter of 2002, while the net interest margin declined 5 basis points to 3.86 percent. The growth in net interest income was due to an increase in earning assets supported by growth in low-cost core deposits. Typically bank liabilities, such as deposits, reprice consistent with changes in short-term rates, while many asset positions are influenced by longer-term rates. Our interest rate risk position generally benefits in a declining rate environment because liabilities reprice more quickly than assets; however, when long-term rates decline faster than short-term rates, this benefit is somewhat offset. The average federal funds discount rate declined 48 basis points from the first quarter of 2002, while longer-term 5- and 10-year Treasury bond rates declined 155 basis points and 116 basis points, respectively. As a result of the decline in longer-term rates, prepayments on higher coupon mortgages in both the loan and mortgage-backed securities portfolios increased significantly. Our current reinvestment strategy is designed to minimize margin compression while reducing duration or long-term risk. If interest rates continue to remain low throughout 2003, we expect to experience modest margin compression.

     In order to maintain our targeted interest rate risk profile, derivatives are used to hedge the interest rate risk inherent in our assets and liabilities. In a declining rate environment, an increase in the contribution of derivatives, primarily interest rate swaps on fixed rate debt and floating rate loans, offsets declining net interest income from our balance sheet positions. However, it is important to evaluate hedge-related derivative income within the overall context of interest rate risk management. Our derivatives activity is undertaken as part of a program to manage interest rate risk and maintain a stable net interest margin. As one example, we use derivatives to swap our fixed rate debt issuances to floating rate debt. We do this rather than issue floating rate debt because there is a broader market for fixed rate debt. The Risk Governance and Administration section provides additional information on our methodology for interest rate risk management.

     The average rate on earning assets declined 59 basis points from the first quarter of 2002 to 5.67 percent in the first quarter of 2003, and the average rate on interest-bearing liabilities decreased 59 basis points from the first quarter of 2002 to 2.05 percent in the first quarter of 2003.

Fee and Other Income	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Service charges	$430	421	432	420	425
Other banking fees	233	236	232	241	236
Commissions	444	473	458	481	464
Fiduciary and asset management fees	438	439	427	466	477
Advisory, underwriting and other investment banking fees	137	182	143	192	136
Trading account profits (losses)	100	(42)	(71)	33	104
Principal investing	(44)	(105)	(29)	(42)	(90)
Securities gains (losses)	37	46	71	58	(6)
Other income	303	328	227	261	281

Total fee and other income	$2,078	1,978	1,890	2,110	2,027

Fee and Other Income Traditionally banks have earned fee and other income from service charges on deposit accounts and other banking products and services, and these continue to be the largest components of our fee income. In addition, we have balanced our earnings stream with a diversified mix of businesses that provide alternative financial products and services for the more sophisticated needs of our clients. These alternative products produce income in our brokerage, asset management and investment banking businesses from commissions and fees for financial advice, custody, insurance and sophisticated financing alternatives such as loan syndications and asset securitizations. Additionally, we realize gains from selling our investments in securities such as bonds and equities. The fees on many of these products and services are based on market valuations, and therefore have been sensitive to downturns in the financial markets of the past two years. When the markets ultimately recover, we expect these market-sensitive businesses to rebound as well.

     Fee and other income increased modestly from the first quarter of 2002 largely due to significantly lower net principal investing losses. The weak economic environment limited growth in market-related revenue, such as brokerage, asset management, and advisory, underwriting and other investment banking fees.

     Service charges and other banking fees were essentially flat from the first quarter of 2002. Declines in mortgage-related fees were offset by higher service charges and debit card income. Commissions, which include brokerage and insurance commissions, and fiduciary and asset management fees, declined due primarily to subdued retail investor trading activity and continued downward pressure on market valuations. Advisory, underwriting and other investment banking fees primarily include fees from asset securitization, loan syndication and debt underwriting businesses, as well as commitment fees. In these businesses, we act as the agent between our clients and the investors who provide financing. With much uncertainty over the course of the year, the markets for many of these agency businesses were sluggish. Despite this environment, advisory, underwriting and other investment banking fees increased slightly from the first quarter of 2002.

     Trading account profits rebounded from the fourth quarter of 2002, but at $100 million were slightly below the first quarter of 2002. Trading revenues in the first quarter of 2003 were driven by convertible bond trading and fixed income products, offset by declines in interest rate and structured products. We currently anticipate lower trading account profits in subsequent quarters of 2003.

     Principal investing, which includes the results of investments in equity and mezzanine securities, had significantly lower net losses compared with the first quarter of 2002 primarily due to a reduction in net losses in direct investments.

     Net portfolio securities gains in the first quarter of 2003 were $37 million and included net gains from portfolio sales of $83 million offset by $46 million in impairment losses. Net portfolio securities losses of $6 million in the first quarter of 2002 included net gains from portfolio sales of $39 million offset by $45 million in impairment losses.

     Other income increased $22 million from the first quarter of 2002. Asset securitization and sales income in the first quarter of 2003 was $106 million compared with $93 million in the first quarter of 2002. Of the $13 million increase, $31 million related to mortgage securitization and sales partially offset by a decline of $18 million related to securitization and sales of prime equity lines. Market value adjustments on and the sale of loans held for sale resulted in a net gain of $36 million in the first quarter of 2003 compared with $21 million in the first quarter of 2002.

Noninterest Expense	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Salaries and employee benefits	$1,699	1,681	1,588	1,665	1,663
Occupancy	197	202	195	194	195
Equipment	234	255	234	231	226
Advertising	32	16	20	25	19
Communications and supplies	141	143	136	132	134
Professional and consulting fees	99	126	111	96	88
Sundry expense	297	327	402	279	284

	2,699	2,750	2,686	2,622	2,609
Merger-related and restructuring expenses	64	145	107	143	(8)
Other intangible amortization	140	147	152	161	168

Total noninterest expense	$2,903	3,042	2,945	2,926	2,769

Noninterest Expense Noninterest expense increased 5 percent from the first quarter of 2002 due primarily to increases in merger-related and restructuring expenses, stock option expense, and nondiscretionary costs such as pension expense. The increase in noninterest expense was partially offset by the impact of expense control initiatives and merger efficiencies. Salaries and employee benefit expense in the first quarter of 2003 included additional pension expense of $20 million, and $19 million related to the fair value method of accounting for stock options. Advertising expense increased due to rebranding activity.

Merger-Related and Restructuring Expenses We continue to execute a number of plans to integrate the operations of First Union and the former Wachovia. Merger-related and restructuring expenses will continue to be recognized throughout our previously announced three-year integration period. Beginning in the first quarter of 2003, restructuring expenses are being recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which became effective January 1, 2003. The Accounting and Regulatory Matters section has further information.

     In the first quarter of 2003, we reduced our estimate of anticipated one-time charges related to the First Union-Wachovia merger by $110 million to $125 million, to an estimated maximum of $1.4 billion over the three-year integration period.

     We recorded $64 million in net merger-related and restructuring expenses in the first quarter of 2003. This included $70 million of expenses offset by $6 million in reversals of previously recorded restructuring expenses. The $70 million of expenses primarily related to systems conversions, occupancy and equipment costs. Net merger-related and restructuring expenses also included $10 million of incremental advertising expense specifically related to merger activity such as branch conversions. We expect these advertising expenses to increase significantly throughout the rest of the merger integration period in connection with branch conversions. Employee termination costs and displacement activity were not significant in the first quarter of 2003.

     Since the consummation of the merger on September 1, 2001, $287 million of employee termination costs have been recorded representing 3,804 employee terminations. Of the 3,804 employees, 48 percent were from staff support areas within the Parent, 19 percent were from the General Bank, 13 percent were from Capital Management, 12 percent were from the Corporate and Investment Bank, and 8 percent were from Wealth Management. Of the $287 million, $135 million was recorded as merger-related and restructuring expenses and $152 million was recorded as purchase accounting adjustments. Through March 31, 2003, we have paid $104 million in employee termination costs recorded as restructuring expenses and $125 million as purchase accounting adjustments, leaving $31 million and $27 million from the restructuring and purchase accounting accruals, respectively, for future payments.

     In the first quarter of 2002, we recorded a net gain of $8 million in merger-related and restructuring expenses primarily in connection with the Wachovia merger. This included $113 million of expenses offset by $121 million in gains from the sale of 27 First Union branch offices. These expenses consisted primarily of systems conversion, occupancy and equipment, and employee termination costs.

Business Segments

     Wachovia provides a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management, and the Corporate and Investment Bank. The results for these four core business segments are presented excluding merger-related and restructuring expenses, and deposit base and other intangible amortization expense. This is the basis upon which we manage the operations of and allocate capital to our business segments. In addition, for segment reporting purposes, net interest income is presented to reflect tax-exempt interest income on a tax-equivalent basis. This measure ensures comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income on a tax-equivalent basis is also used in determining the cash overhead efficiency ratio. This ratio is calculated by dividing noninterest expense, excluding merger-related and restructuring expenses and deposit base and other intangible amortization, by the sum of tax-equivalent net interest income and fee and other income.

     We continuously assess our assumptions, methodologies and reporting classifications to better reflect the true economics of our business segments. Several significant refinements were incorporated for 2003. Business segment results for 2002 were restated to reflect these changes.

     In the first quarter of 2003, we incorporated cost methodology refinements to better align support costs to our business segments and product lines. The impact to segment earnings for full year 2002 as a result of these refinements was a $46 million decrease in the General Bank, a $25 million increase in Capital Management, a $4 million decrease in Wealth Management, a $3 million decrease in the Corporate and Investment Bank, and a $28 million increase in the Parent. In addition, we have realigned the lines of business of our Corporate and Investment Bank for internal management reporting purposes to better reflect the way we manage our corporate and investment banking businesses and to provide more clarity about the relative market sensitivity of these businesses. This realignment does not affect Corporate and Investment Bank combined results.

General Bank	2003	2002
Performance Summary
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$1,744	1,771	1,738	1,719	1,649
Fee and other income	562	569	520	508	498
Intersegment revenue	43	42	38	42	40

Total revenue (Tax-equivalent)	2,349	2,382	2,296	2,269	2,187
Provision for loan losses	105	144	114	98	115
Noninterest expense	1,297	1,342	1,281	1,253	1,231
Income taxes (Tax-equivalent)	345	326	330	336	306

Segment earnings	$602	570	571	582	535

Performance and other data
Economic profit	$431	415	395	396	364
Risk adjusted return on capital (RAROC)	42.36%	40.19	38.56	38.61	37.10
Economic capital, average	$5,572	5,644	5,683	5,747	5,659
Cash overhead efficiency ratio	55.21%	56.28	55.87	55.21	56.27
Lending commitments	$59,557	57,358	56,469	54,806	53,077
Average loans, net	110,882	106,081	101,429	100,861	98,068
Average core deposits	$145,496	144,252	141,861	139,650	136,086
FTE employees	35,690	36,494	36,166	37,084	36,862

General Bank The General Bank serves 8 million retail households and 900,000 small and middle-market businesses in 11 East Coast states and Washington, D.C., through 2,700 financial centers, 4,500 automated teller machines and online and telephone banking. Customized retail deposit and lending products include checking, savings and money market accounts, time deposits and IRAs, home equity, residential mortgage, student loans, credit cards and personal loans; and investment products include mutual funds and annuities. Small-business banking includes a full range of deposit, credit and investment products and services to businesses with annual revenues of up to $15 million. Middle-market customers, typically with annual revenues of up to $250 million, receive comprehensive commercial deposit, lending and commercial real estate solutions, as well as access to asset management, global treasury management and capital markets products and services through partnerships with Capital Management, Wealth Management, and the Corporate and Investment Bank.

     Our strategic focus is on providing exceptional customer service combined with leveraging in-depth customer knowledge to acquire, deepen, enhance and retain customer relationships through tailored products and services. Our goal is to reduce the number of single-service customers and to increase the proportion of our customers who transact, save or invest, and borrow with us. The General Bank is particularly focused on providing excellent service to customers throughout the merger integration process, growing low-cost core deposits, and improving both loan spreads and efficiency.

     The General Bank segment includes Retail and Small Business, and Commercial. General Bank earnings increased $67 million in the first quarter of 2003 from the first quarter of 2002 due to strong growth in consumer real estate-secured loans, small business lending and core deposits.

     The rise in net interest income reflected 13 percent growth in average loans and 7 percent growth in average core deposits. Growth in low-cost core deposits was particularly strong at 18 percent from the first quarter of 2002. Fee and other income rose due to mortgage-related revenue and strong debit card revenue.

     Noninterest expense increased 5 percent from the first quarter of 2002, reflecting revenue-based incentives tied to strong sales production, and updated technology and infrastructure investments in the financial centers. Strong expense management and the realization of merger efficiencies were evident in an improved cash overhead efficiency ratio of 55.21 percent in the first quarter of 2003, down from 56.27 percent in the first quarter of 2002.

Capital Management	2003	2002
Performance Summary
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$39	40	42	41	41
Fee and other income	735	750	729	788	783
Intersegment revenue	(19)	(18)	(18)	(19)	(17)

Total revenue (Tax-equivalent)	755	772	753	810	807
Provision for loan losses	—	—	—	—	—
Noninterest expense	625	622	615	657	663
Income taxes (Tax-equivalent)	47	55	50	56	53

Segment earnings	$83	95	88	97	91

Performance and other data
Economic profit	$64	76	70	77	72
Risk adjusted return on capital (RAROC)	49.54%	56.64	53.07	54.66	51.22
Economic capital, average	$678	668	658	710	722
Cash overhead efficiency ratio	82.74%	80.54	81.60	81.19	82.19
Average loans, net	$134	131	177	186	166
Average core deposits	$1,367	1,487	1,314	1,269	1,298
FTE employees	12,384	12,682	12,999	13,345	13,506

Capital Management Capital Management has created a growing and diversified business with a balanced mix of products and multiple channels of distribution. Through these channels, we offer a full line of investment products and services, including retail brokerage services, fixed and variable annuities, defined benefit and defined contribution retirement services, mutual funds, other customized investment advisory services, and corporate and institutional trust services. These products and services are available through more than 8,000 registered representatives operating in our national retail brokerage network of 529 offices in 48 states; full-service retail financial centers in our East Coast marketplace; and online brokerage. This segment will include an impact of the joint venture interest of the Prudential Financial Inc. transaction, which is expected to close in the third quarter this year. Following consummation of the retail securities brokerage combination transaction with Prudential Financial Inc., expected to occur in the third quarter of this year, this segment will include our interest in the retail securities brokerage firm created with that transaction.

     Capital Management lines of business are Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services, and corporate and institutional trust services.

     Capital Management earnings declined in the first quarter of 2003 from the first quarter of 2002 due to the weak equity markets and subdued investor activity. Total revenue reflected continued downward pressure on market valuations and lower retail trading activity. Noninterest expense declined from the first quarter of 2002, reflecting lower sales production-related expenses and a continued focus on cost control, offset by increased pension expense, litigation costs, and investments in branding and technology infrastructure.

     Assets under management increased $704 million from year-end 2002 to $233 billion at March 31, 2003, as record net fluctuating fund sales offset money market outflows. Mutual fund assets of $113 billion were essentially stable from year-end 2002 primarily due to strength in fixed income, including a $1 billion closed-end fund offering in the first quarter of 2003. Broker client assets of $265 billion at March 31, 2003, were essentially unchanged from December 31, 2002.

Wealth Management	2003	2002
Performance Summary
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$103	103	100	101	96
Fee and other income	133	135	122	137	135
Intersegment revenue	1	1	1	2	1

Total revenue (Tax-equivalent)	237	239	223	240	232
Provision for loan losses	4	6	3	7	1
Noninterest expense	170	172	161	164	162
Income taxes (Tax-equivalent)	23	21	22	26	25

Segment earnings	$40	40	37	43	44

Performance and other data
Economic profit	$27	28	24	33	30
Risk adjusted return on capital (RAROC)	40.91%	40.03	37.53	47.18	45.98
Economic capital, average	$373	376	364	360	351
Cash overhead efficiency ratio	71.73%	71.53	72.07	68.75	69.75
Lending commitments	$3,343	3,288	3,145	3,147	3,213
Average loans, net	9,339	9,028	8,854	8,632	8,400
Average core deposits	$10,662	10,339	10,006	9,879	9,896
FTE employees	3,838	3,726	3,760	3,893	3,885

Wealth Management Wealth Management provides a comprehensive suite of private banking, trust and investment management, financial planning and insurance services primarily to high net worth individuals and families through 60 teams of relationship managers and product specialists. Strategic partnerships with the General Bank, Capital Management, and the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients across the entire Wachovia franchise. Products and services offered through Wealth Management include cash management; online account aggregation, banking and bill payment; credit and debt management products; risk management services including insurance; investment management and advisory services including equity, fixed income and alternative investment services; financial, tax and estate planning services; philanthropy management including charitable trusts, foundation and planned giving services; and legacy management including personal trust and estate settlement services.

     The decline in Wealth Management’s earnings from the first quarter of 2002 primarily reflected lower fee income due to market-driven declines in trust and investment management fees based on asset values. This decline was partially offset by higher insurance commissions. The increase in total revenue from the first quarter of 2002 reflected higher net interest income on increased loans and deposits due to consistent sales efforts. The increase in noninterest expense from the first quarter of 2002 was primarily due to increased pension expense.

     Steady loan and deposit production throughout the year drove average loans up 11 percent and average core deposits up 8 percent from the first quarter of 2002. Loan growth was strongest in the commercial sector. Higher money market and checking account balances led deposit growth. Assets under management declined 2 percent from year-end 2002 to $61 billion at March 31, 2003, driven by lower equity market valuations.

Corporate and Investment Bank	2003	2002
Performance Summary
	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Income statement data
Net interest income (Tax-equivalent)	$562	593	603	582	584
Fee and other income	571	374	348	495	498
Intersegment revenue	(26)	(25)	(20)	(24)	(18)

Total revenue (Tax-equivalent)	1,107	942	931	1,053	1,064
Provision for loan losses	110	161	317	293	222
Noninterest expense	556	535	506	515	517
Income taxes (Tax-equivalent)	164	93	43	92	121

Segment earnings	$277	153	65	153	204

Performance and other data
Economic profit	$125	16	17	78	70
Risk adjusted return on capital (RAROC)	18.97%	11.97	12.00	15.27	14.68
Economic capital, average	$6,358	6,606	6,966	7,279	7,741
Cash overhead efficiency ratio	50.23%	56.85	54.39	48.89	48.55
Lending commitments	$79,060	82,163	84,188	88,891	90,458
Average loans, net	36,104	38,673	40,250	41,580	43,342
Average core deposits	$14,120	13,491	12,832	12,207	12,758
FTE employees	4,102	4,203	4,308	4,289	4,111

Corporate and Investment Bank Our Corporate and Investment Bank serves more than 2,500 domestic and international corporate clients typically with revenues in excess of $250 million, and primarily in 10 key industry sectors: healthcare; technology; media and communications; information technology and business services; financial institutions; real estate; consumer and retail; industrial growth; defense and aerospace; and energy and power.

     The Corporate and Investment Bank segment includes Corporate Lending, Investment Banking, Treasury and Trade Finance, and Principal Investing lines of business.

•	Corporate Lending products and services include large corporate lending, loan syndications, and commercial leasing.

•	Investment Banking products and services include equity capital markets, merger and acquisition advisory services, equity linked products and the activities of our fixed income division (including interest rate products, credit products, structured products and nondollar products).

•	Treasury and Trade Finance includes treasury management products and services, domestic and international correspondent banking operations, and international trade services.

•	Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by select private equity and venture capital groups.

     Corporate and Investment Bank earnings increased 36 percent from the first quarter of 2002 as an increase in fee income more than offset a modest decline in net interest income. Fee income improved largely due to lower principal investing net losses of $44 million in the first quarter of 2003 compared with net losses of $90 million in the first quarter of 2002. Principal investing results continued to reflect weak equity markets. In addition, trading account profits were strong in the first quarters of 2003 and 2002. Fee income also improved due to increased advisory and underwriting fees in fixed income and loan syndications. The decline in net interest income reflected lower balances in corporate lending.

     Average net loans declined 17 percent from the first quarter of 2002 as a result of weak loan demand and lower credit facility usage, as well as portfolio management activity designed to reduce risk and to improve returns. Average core deposits increased 11 percent in the same period due to growth in commercial mortgage servicing and international trade finance.

     The provision for loan losses of $110 million included $25 million related to the sale or transfer to loans held for sale of $368 million of exposure. The provision declined $112 million from the first quarter of 2002, which included $14 million relating to sales or transfers to loans held for sale.

     The 8 percent increase in noninterest expense from the first quarter of 2002 reflected increased revenue-based incentive expense and higher pension expense.

     Principal investments, which are classified in other assets on our consolidated balance sheet, are recorded at fair value, with realized and unrealized gains and losses included in principal investing income in the results of operations. The carrying value of the principal investing portfolio at March 31, 2003, was $2.1 billion, consisting of $68 million in direct equity investments that are publicly traded, $521 million of direct investments in mezzanine securities (typically subordinated debt), $598 million of direct private equity investments and $867 million in private equity funds. The principal investing portfolio was $2.1 billion at year-end 2002.

     The principal investing portfolio is diversified from both a size of investment and industry perspective. The average size of our direct investments is approximately $15 million. The average size of our indirect investments in companies in which other private equity funds are invested is estimated to be under $1 million as we are currently invested in over 200 different funds that hold collectively over 2,000 different portfolio investments. No single industry accounts for more than 20 percent of outstanding investments. Our maximum risk of loss from principal investing activities is represented by the carrying value of $2.1 billion and by our undrawn legal commitments to private equity funds of $932 million at March 31, 2003.

     In the first quarter of 2003, principal investing net losses were $44 million, consisting of $45 million in gross gains and $89 million in gross losses recognized in the quarter. Net losses were attributable to both our direct investment portfolio and our investments in private equity funds, which accounted for $20 million and $24 million of net losses, respectively. First quarter 2002 net losses were $90 million, which included $42 million in gross gains and $132 million in gross losses.

     Our principal investing strategy contemplates minimal new commitments to private equity funds and a significantly reduced pace of direct investing activity compared with the investment pace of 1999 and 2000. While we expect near-term market conditions to remain difficult, we believe our future investing complements our corporate strategy and will create longer-term profitability.

     The revenue from the Principal Investing and Investment Banking businesses is typically more volatile than revenue from more traditional banking businesses and can vary significantly from period to period with market conditions. In addition, Corporate Lending results may vary significantly from period to period as the credit quality of the loan portfolio changes.

Parent Parent includes all of our asset and liability management functions, as well as:

•	The goodwill and deposit base intangible assets, and related funding costs;

•	Certain revenue items not recorded in the business segments discussed in the Fee and Other Income section;

•	Certain expenses that are not allocated to the business segments;

•	Branch sale gains and the results of The Money Store home equity lending, mortgage servicing, indirect auto leasing and credit card businesses that have been divested or are being wound down; and

•	The results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store loans and home equity loans generated by our mortgage company.

     Earnings in the Parent were $65 million in the first quarter of 2003 compared with $34 million in the first quarter of 2002. Total revenue in the Parent declined modestly from the first quarter of 2002 to $208 million in the first quarter of 2003.

     Noninterest expense declined by $13 million from the first quarter of 2002 primarily due to lower deposit base intangible amortization expense. Income tax expense declined $28 million from the first quarter of 2002 reflecting a slightly lower corporate effective tax rate. For segment reporting, income tax expense or benefit is allocated to each business segment, and any difference between the total for all business segments and the consolidated results is included in the Parent.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $73 billion at March 31, 2003, a decline from $76 billion at December 31, 2002. The average rate earned on securities available for sale was 5.66 percent in the first quarter of 2003 and 6.51 percent in the first quarter of 2002.

     In connection with certain securitizations, we retain interests in the form of either bonds or residual interests. The retained interests resulted primarily from the securitization of residential mortgage loans and prime equity lines. Included in securities available for sale at March 31, 2003, were residual interests with a market value of $1.4 billion, which included an unrealized gain of $556 million, and retained bonds from securitizations in U.S. Government agency and asset-backed securities with a market value of $15.4 billion, which included a net unrealized gain of $539 million. At December 31, 2002, securities available for sale included residual interests with a market value of $1.3 billion, which included a net unrealized gain of $491 million and retained bonds from securitizations with a market value of $18 billion, which included a net unrealized gain of $649 million.

     At March 31, 2003, retained bonds with an amortized cost of $10.7 billion and a market value of $11.1 billion were rated as investment grade by external rating agencies. Retained bonds with an amortized cost of $10.0 billion and a market value of $10.3 billion at March 31, 2003, have external credit ratings of AA and above.

     The decrease in retained interests in securities available for sale from December 31, 2002, was primarily due to paydowns in retained bonds.

Loans - On-Balance Sheet
	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$56,476	56,501	57,899	57,984	60,385
Real estate — construction and other	6,833	6,849	7,558	8,035	8,137
Real estate — mortgage	16,429	16,655	16,967	17,349	17,186
Lease financing	23,060	22,667	22,616	22,044	22,223
Foreign	6,433	6,425	6,992	7,241	6,920

Total commercial	109,231	109,097	112,032	112,653	114,851

Consumer
Real estate — mortgage	25,288	24,979	17,527	19,803	20,901
Installment loans	39,748	38,817	37,889	35,940	36,073
Vehicle leasing	35	80	43	168	345

Total consumer	65,071	63,876	55,459	55,911	57,319

Total loans	174,302	172,973	167,491	168,564	172,170
Unearned income	10,080	9,876	9,949	9,764	9,876

Loans, net (on-balance sheet)	$164,222	163,097	157,542	158,800	162,294

Loans - Managed Portfolio (Including on-balance sheet)	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$113,038	112,455	115,591	115,750	121,629
Real estate — mortgage	32,664	34,246	27,666	26,951	27,675
Installment loans	66,348	65,280	65,260	64,469	63,906
Vehicle leasing	35	80	43	168	345

Total managed portfolio	$212,085	212,061	208,560	207,338	213,555

Loans The $1.1 billion increase in net loans from December 31, 2002, was primarily related to the purchase of $1.3 billion of residential mortgage loans in the first quarter of 2003 for investment purposes. The increase in net loans was offset by commercial loan sales amounting to $127 million and consumer loan sales of $42 million since year-end 2002, including the first quarter 2003 transfer to loans held for sale of $258 million of large corporate loans that predominantly were performing. Commercial loans represented 63 percent and consumer loans 37 percent of the loan portfolio at March 31, 2003.

     The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold where we service the loans. The average rate earned on loans decreased 75 basis points from the first quarter of 2002 to 5.21 percent in the first quarter of 2003, which was in line with reductions in interest rates.

Asset Quality	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans (a)	$1,622	1,585	1,751	1,805	1,685
Foreclosed properties	118	150	156	156	159

Total nonperforming assets	$1,740	1,735	1,907	1,961	1,844

as % of loans, net and foreclosed properties	1.06%	1.06	1.21	1.23	1.14

Nonperforming loans in loans held for sale	$114	138	115	108	213

Total nonperforming assets in loans and in loans held for sale	$1,854	1,873	2,022	2,069	2,057

as % of loans, net, foreclosed properties and loans in other assets as held for sale	1.08%	1.11	1.23	1.24	1.21

Allowance for loan losses
Balance, beginning of period	$2,798	2,847	2,951	2,986	2,995
Net charge-offs	(195)	(199)	(224)	(374)	(325)
Allowance relating to loans transferred or sold	(80)	(158)	(315)	(58)	(23)
Provision for loan losses related to loans transferred or sold	25	109	211	23	14
Provision for loan losses	199	199	224	374	325

Balance, end of period	$2,747	2,798	2,847	2,951	2,986

as % of loans, net	1.67%	1.72	1.81	1.86	1.84
as % of nonaccrual and restructured loans (b)	169	177	163	163	177
as % of nonperforming assets (b)	158%	161	149	150	162

Net charge-offs	$195	199	224	374	325
Commercial, as % of average commercial loans	0.53%	0.53	0.61	1.24	0.97
Consumer, as % of average consumer loans	0.44	0.52	0.56	0.48	0.59
Total, as % of average loans, net	0.49%	0.52	0.59	0.97	0.83

Past due loans, 90 days and over
Commercial, as a % of loans, net	1.41%	1.42	1.58	1.62	1.49
Consumer, as a % of loans, net	0.79%	0.75	0.77	0.69	0.70

(a)	Nonaccrual loans at March 31, 2003, have been adjusted from $1.594 billion reported in our April 16, 2003, 8-K filing to reflect the reversal of entries amounting to $28 million in the commercial nonaccrual loan line in Table 12 entitled Other, principally payments. See Table 11 also.

(b)	These ratios do not include nonperforming loans included in other assets as held for sale.

Nonperforming Assets The 1 percent decline in nonperforming assets from December 31, 2002, reflected a slowdown in new inflows to the commercial nonaccrual portfolio as well as $86 million in loan sales directly from the loan portfolio. Nonperforming assets were also reduced by net charge-offs and write-downs in the loans held for sale portfolio.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $1.1 billion at March 31, 2003, and $1.4 billion at December 31, 2002. Included in the allowance for loan losses at March 31, 2003, was $135 million related to $649 million of impaired loans. The remaining impaired loans were recorded at or below either the fair value of collateral or the present value of expected future cash flows. In the first quarter of 2003, the average recorded investment in impaired loans was $1.3 billion, and $4 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as loans held for sale, were $289 million at March 31, 2003. Of these past due loans, $21 million were commercial loans or commercial real estate loans and $268 million were consumer loans.

Net Charge-offs Net charge-offs declined 40 percent from the first quarter of 2002, due mainly to moderating trends in nonperforming assets and our strategic decision to actively manage down potential problem loans and certain large corporate loans over the past several quarters. We expect net charge-offs to be in the range of 50 basis points to 60 basis points of average loans for the full year 2003.

Provision and Allowance for Loan Losses The provision for loan losses declined 34 percent from the first quarter of 2002. We continue to mitigate risk and strengthen our balance sheet by transferring many at-risk credits to loans held for sale. The provision for loan losses in the first quarter of 2003 included $25 million associated with the transfer of $368 million of exposure including $258 million of outstandings and the related unfunded commitments of $110 million to loans held for sale and to the sale of $169 million of corporate, commercial and consumer loans directly out of the loan portfolio. The provision for loan losses in the first quarter of 2002 included $14 million related to $148 million of loans sold directly out of the loan portfolio or transferred to loans held for sale. The provision related to the transfer of loans to loans held for sale was recorded to reduce the carrying value of these loans to their respective fair values.

Loans Held for Sale Loans held for sale include loans originated for sale or securitization as part of our core business strategy as well as the activities related to our ongoing portfolio risk management to reduce exposure to areas of perceived higher risk.

     In the first quarter of 2003, we sold or securitized $6.7 billion in loans out of the held for sale portfolio. Of the $6.7 billion, $278 million were commercial loans and $6.4 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of the consumer loan sales and securitizations represented normal flow, or core business, activity, which means we originate the loans with the intent to sell them to third parties. Of the loans sold, $51 million were nonperforming.

     As part of our ongoing portfolio management activities, we transferred $258 million of commercial loans and $110 million of additional unfunded exposure to held for sale in the first quarter of 2003. In connection with this transfer to loans held for sale, these loans were written down to the lower of cost or market value, and in the aggregate these loans were recorded in loans held for sale at 81 percent of their original face value.

     In the first quarter of 2003, we also sold $169 million of loans directly out of the loan portfolio. Of these nonflow loans, $83 million were performing and $86 million were nonperforming at the time of the sale. Loan sales are recorded as sales directly out of the loan portfolio in situations where the sale is closed in the same period in which the decision to sell was made. We will continue to look for market opportunities to reduce risk in the loan portfolio by either selling loans directly out of the loan portfolio or by transferring loans to loans held for sale.

Funding Sources

Core Deposits Deposits are our primary source of funding. We are one of the nation’s largest core deposit-funded banking institutions with a deposit base that is spread across the economically strong South Atlantic region and high per-capita income Middle Atlantic region. We believe this geographic diversity creates considerable funding diversity and stability. The stability of this funding source is affected by other factors including returns available to customers on alternative investments, the quality of customer service levels and competitive forces. Core deposits include savings, negotiable order of withdrawal (NOW), money market, noninterest-bearing and other consumer time deposits. Core deposits increased 3 percent from December 31, 2002, to $181 billion. Average low-cost core deposits grew 16 percent to $129 billion in the first quarter of 2003 from the first quarter of 2002 as we focused on increasing the proportion of low-cost core deposits over higher cost consumer certificate of deposit balances.

     In the first quarter of 2003 and 2002, average noninterest-bearing deposits were 24 percent and 23 percent, respectively, of average core deposits. The portion of core deposits in higher rate, other consumer time deposits was 18 percent at March 31, 2003, and 19 percent at December 31, 2002. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $60 billion in the first quarter of 2003 and $55 billion in the first quarter of 2002. Purchased funds were $59 billion at March 31, 2003, and $57 billion at December 31, 2002.

Long-Term Debt Long-term debt declined $458 million from December 31, 2002, to $39 billion at March 31, 2003, due to scheduled maturities. In the rest of 2003, scheduled maturities of long-term debt amount to $3.0 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     Long-term debt included $3 billion of trust preferred securities at both March 31, 2003, and December 31, 2002. Subsidiary trusts issued these preferred securities and used the proceeds to purchase junior subordinated debentures from the Parent. These preferred securities are considered tier 1 capital for regulatory purposes.

     Wachovia Bank has available a global note program for the issuance of up to $45 billion of senior or subordinated notes. The sale of any notes under this program will depend on future market conditions, funding needs and other factors.

     Under a current shelf registration statement with the Securities and Exchange Commission, we have $11 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In addition, we have available for issuance up to $4 billion under a medium-term note program covering senior or subordinated debt securities. The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between optimizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity was essentially unchanged from year-end 2002 at $32 billion at March 31, 2003. Average diluted common shares outstanding declined by 14 million shares from December 31, 2002, to 1.3 billion diluted common shares at March 31, 2003. We repurchased 450,000 common shares at a cost of $16 million in the first quarter of 2003 in connection with our previously announced buyback program. At March 31, 2003, we had authority to repurchase up to 97 million shares of our common stock.

     In January 2003, we partially settled a forward purchase contract involving approximately 25 million shares by purchasing 15 million shares at a cost of $485 million. We plan to settle the remaining 10 million shares at an aggregate cost of $286 million no later than the third quarter of 2003.

     In the third quarter of 2002, we entered into transactions involving the simultaneous sale of put options and the purchase of call options on 4.9 million shares of our common stock with expiration dates from late October 2003 to mid-November 2003. We entered into these collar transactions to manage the potential dilution associated with employee stock options. The put options were sold to offset the cost of purchasing the call options.

     We paid $350 million in dividends to common stockholders in the first quarter of 2003 and $328 million in the first quarter of 2002. This represented a dividend payout ratio on cash earnings of 30.23 percent in the first quarter of 2003 and 32.43 percent in the first quarter of 2002. Dividends of 4 cents per DEP share, or $4 million, were paid to holders of the DEPs in the first quarter of 2003 representing the difference between the Wachovia dividends paid to common stockholders in the first quarter of 2003 of 26 cents per share and the last common stock dividend paid by the former Wachovia of $1.20 per share on an annualized basis.

Subsidiary Dividends Wachovia Bank is the largest source of subsidiary dividends paid to the Parent. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well capitalized level, at March 31, 2003, our subsidiaries had $3.9 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $503 million in dividends to the Parent in the first quarter of 2003.

Regulatory Capital As a regulated financial services company, we are governed by certain regulatory capital requirements. Our tier 1 capital ratio increased 5 basis points to 8.27 percent at March 31, 2003, from 8.22 percent at December 31, 2002. Our objective for 2003 is to maintain a tier 1 capital ratio in the range of 8.25 percent to 8.35 percent. The minimum tier 1 ratio is 4 percent. At March 31, 2003, we were classified as well capitalized for regulatory purposes, the highest classification. Our total capital and leverage ratios were 11.99 percent and 6.71 percent, respectively, at March 31, 2003, and 12.01 percent and 6.77 percent, respectively, at December 31, 2002.

Off-Balance Sheet Transactions

     In the normal course of business, we engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. These transactions fall under two broad categories: corporate transactions and customer transactions. Corporate transactions are designed to diversify our funding sources; reduce our credit, market or liquidity risk; and optimize capital. Customer transactions are executed to facilitate customers’ funding needs or risk management objectives. Within these two categories, there are many types of transactions, which for purposes of the following table, we have grouped into lending commitments, conduit transactions, asset securitizations, other credit enhancements, leasing and other transactions. For a detailed description of each of these types of transactions, please refer to our 2002 Annual Report on Form 10-K. Off-balance sheet exposure did not change significantly from December 31, 2002, to March 31, 2003, with the exception of the items noted in the following quarterly update to the information provided in the Annual Report on Form 10-K.

Summary of Off-Balance Sheet Exposures	Business Segments				Total

			Corporate
			and
	General	Wealth	Investment		March 31,	December 31,
(In millions)	Bank	Management	Bank	Parent	2003	2002

Lending commitments
Commercial	$23,189	2,269	66,123	15,381	106,962	111,058
Letters of credit	2,936	—	12,937	—	15,873	14,878
Consumer	33,432	1,074	—	—	34,506	32,084

Total lending commitments	59,557	3,343	79,060	15,381	157,341	158,020
Conduit transactions	—	—	17,818	—	17,818	17,604
Asset securitizations	—	—	3,432	8,673	12,105	12,857
Other credit enhancements	7,066	—	4,162	—	11,228	11,023
Leasing transactions	—	—	218	—	218	595
Other transactions
Principal investing	—	—	932	—	932	972
Transactions in our own stock	—	—	—	599	599	1,155
Contingent consideration	—	—	—	281	281	281

Total	$66,623	3,343	105,622	24,934	200,522	202,507

Lending Commitments Lending commitments include unfunded loan commitments and letters of credit. From December 31, 2002, commercial loan commitments declined $4.1 billion consistent with the decrease in commercial loans as a result of our commercial portfolio management activity designed to reduce risk. Consumer loan commitments increased $2.4 billion in line with the increase in consumer loan activity.

Conduit Transactions In the first quarter of 2003, we recorded $31 million in losses related to liquidity agreements we have with the conduits that we administer. In the first quarter of 2002, we purchased $46 million of assets from the conduits we administered, and did not incur any losses in that quarter.

Asset Securitizations and Other Credit Enhancements In the first quarter of 2003, we securitized and sold $1.1 billion of prime equity lines, retaining $26 million in the form of residual interests. Included in other income were gains related to these securitizations of $25 million in the first quarter of 2003 and $46 million in the first quarter of 2002. Retained interests from securitizations, recorded as either available for sale securities, trading account assets, loans or other assets, were $18 billion at March 31, 2003, and $20 billion at December 31, 2002.

     Retained interests from collateralized loan obligation (CLO) and collateralized debt obligation (CDO) transactions are recorded as available for sale securities and were $137 million at March 31, 2003, and $151 million at December 31, 2002. Impairment losses included in other income related to retained interests in CLOs and CDOs were $3 million in the first quarter of 2003 and $24 million in the first quarter of 2002.

     Retained interests from securitizations of fixed rate municipal bonds were $308 million at March 31, 2003, and $318 million at December 31, 2002.

Leasing Transactions In December 2002, we entered into a sale and leaseback transaction with a large financial institution under which we committed to sell $1.3 billion of railcars and lease them back over a six-year period. In December 2002, we sold $600 million of railcars and leased them back. The remaining railcars were sold and leased back in the first quarter of 2003. The purchaser/lessor financed the purchase through the issuance of nonrecourse debt to independent third parties. No gain or loss was recorded on these transactions.

     Total assets within off-balance sheet lease structures were $1.6 billion at March 31, 2003, compared with $876 million at December 31, 2002. For assets classified as capital leases, the present value of the minimum lease payments, including the present value of the maximum residual guarantee at the end of the lease term, has been recorded as a capital asset and as long-term debt.

     We provided $218 million in residual value guarantees to the lessors at March 31, 2003, under operating leases. The residual value guarantees protect the lessor from loss on sale of the property at the end of the lease term. To the extent that a sale results in proceeds less than a stated percent (generally 80 percent to 89 percent) of the property’s cost less depreciation, we will be required to reimburse the lessor under our residual value guarantee.

Principal Investing Principal Investing investments were recorded on the balance sheet at a fair value of $2.1 billion at March 31, 2003, and $2.1 billion at December 31, 2002. These investments are subject to all the risks of the equity markets and many of these investments are illiquid. Direct investments in public and private companies typically do not involve legally binding commitments to participate in subsequent equity or debt offerings. Fund investments do however involve legally binding commitments to contribute capital pursuant to the terms of limited partnership agreements. At March 31, 2003, we had unfunded commitments to more than 200 fund sponsors amounting to $932 million. We expect that these commitments will be drawn over the next three to five years.

Transactions in Our Own Stock Since 1999 we have entered into derivative transactions in our own stock, including forward purchase contracts and equity collars. In January 2003, we partially settled a forward purchase contract involving approximately 25 million shares by purchasing 15 million shares at a cost of $485 million. We plan to settle the remaining 10 million shares at an aggregate cost of $286 million no later than the third quarter of 2003. In addition, we use equity collars to offset potential dilution from the exercise of stock options. Under the collar transactions, we purchased a call option and sold a put option to the same counterparty. We have the option to settle these contracts by purchasing the shares for cash or by settling on a net cash or net share basis. If we settle the contracts by purchasing the shares, we will pay cash and realize a corresponding reduction to stockholders’ equity. Net cash and net share settlement would involve a counterparty selling the shares they hold, with the remaining obligation settled in cash or shares, respectively. Depending on the market price of our stock relative to the price of the contracts at settlement, we may either receive or pay cash or issue shares under net settlement.

Risk Governance and Administration

     Please refer to our 2002 Annual Report on Form 10-K for a more detailed discussion of our comprehensive approach to managing credit, operational and liquidity risks, and to allocating capital and measuring risk-adjusted returns as well as our governance structure and practices.

Market Risk Management We trade a variety of equities, debt securities, foreign exchange instruments and derivatives in order to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk is controlled through the use of Value-at-Risk (VAR) methodology with limits approved by the Asset and Liability Management Committee and an active, independent monitoring process. Our 1-day VAR limit for the first three months of 2003 was $30 million.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. The total 1-day VAR was $12 million at March 31, 2003, and $13 million at December 31, 2002, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first quarter of 2003 were $17 million, $10 million and $12 million, respectively.

Interest Rate Risk Management Managing interest rate risk is fundamental to banking. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By using a combination of financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines. The Asset and Liability Management Committee oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines as needed to manage overall risk exposure.

     For interest rate risk management, we use derivatives as a cost- and capital-efficient way to hedge on-balance sheet assets, liabilities and forecasted transactions. Derivatives used for interest rate risk management include various interest rate swap, futures, forward and option structures with indices that relate to the pricing of specific financial instruments. Please refer to our 2002 Annual Report on Form 10-K for more information related to derivatives.

     The market risk associated with interest rate risk management derivatives is fully incorporated into our earnings simulation model in the same manner as financial instruments for which the interest-bearing balance is reflected on the balance sheet. The market risk associated with trading and customer derivative positions is managed using the VAR methodology, as described in the Market Risk Management section.

     In analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both a “high rate” and “low rate” scenario to base-line scenarios. Our base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The second base-line scenario holds short-term rates flat at their current level over our forecast horizon. The “high rate” and “low rate” scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the next 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from “high rate” or “low rate” scenarios is 5 percent. The policy limit applies to the “most likely rate” and the “flat rate” base-line scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

Earnings Sensitivity Our “flat rate” scenario holds the federal funds rate constant at 1.25 percent through February 2004. Based on our March 2003 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario), our earnings sensitivity model indicates earnings during the policy measurement period would decline by 0.4 percent. Typically, we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to “flat rates,” earnings would be unchanged.

     For our “most likely rate” scenario, we believe the market forward implied rate (“market rate”) is the most appropriate. This scenario assumes the federal funds rate declines to 1.00 percent in the second quarter of 2003, remains at that level through December 2003, then gradually rises to 1.25 percent by the end of the first quarter of 2004. Sensitivity to the “market rate” scenario is measured using a gradual 200 basis point increase over a 12-month period. Our model indicates that earnings would be negatively affected by 0.9 percent in a “high rate” scenario relative to the market rate over the policy period. Additionally, we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “most likely rate” scenario. The model indicates that earnings would be negatively affected in this scenario by 0.3 percent.

     While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses new or proposed accounting pronouncements related to our industry as well as new or proposed legislation that will continue to have a significant impact on our industry.

Consolidations In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, which addresses consolidation of variable interest entities (VIEs), certain of which are also referred to as SPEs. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties. Under the provisions of FIN 46, a company will consolidate a VIE if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses if they occur, that will receive a majority of the VIE’s expected residual returns if they occur or both. The company that consolidates a VIE is called the primary beneficiary. The provisions of FIN 46 are applicable to variable interests in VIEs created after January 31, 2003. Variable interests in VIEs created before February 1, 2003, are subject to the provisions of FIN 46 no later than July 1, 2003.

     We arrange financing for certain customer transactions through multi-seller commercial paper conduits that provide our customers with access to the commercial paper market. We provide liquidity commitments to these multi-seller conduits that we administer. As currently structured, these conduits are VIEs in which we are the primary beneficiary. Accordingly, unless the conduits are restructured so that we are no longer the primary beneficiary, we will consolidate the conduits administered by us on July 1, 2003. The total liabilities of these conduits, principally commercial paper, at March 31, 2003, were approximately $12 billion. Based on current regulatory capital requirements and using financial information as of March 31, 2003, we estimate the impact of consolidating these conduits will decrease our tier 1 capital ratio by approximately 18 basis points. We, as administrator of the conduits, are currently evaluating various restructuring alternatives, including alternatives in which third parties would become the primary beneficiary and thereby would be required to consolidate the conduits in their financial statements.

     We are in the process of assessing the impact of adopting this standard, including whether any cumulative effect of an accounting change will be recognized in the results of operations in the period of adoption, which will be the quarter ended September 30, 2003.

Guarantees In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee.

     The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after December 31, 2002. These recognition provisions require recording liabilities associated with certain guarantees that we provide. These include standby letters of credit for which the consideration is received at periods other than at the beginning of the term, certain liquidity facilities we provide to conduits we administer and any residual value guarantees we provide on operating leases. The adoption of FIN 45 did not have a material effect on our consolidated financial position or results of operations.

Exit Costs In June 2002, the FASB issued SFAS No. 146. Under the provisions of SFAS 146, a liability for costs associated with exit or disposal activities is recognized only when a liability has been incurred. Previously, a liability was recognized when management committed to a plan of disposal and the plan met certain criteria, even though commitment to a plan did not, by itself, necessarily result in a liability.

     Specifically, under SFAS 146, involuntary employee termination costs are recorded on the date that employees are notified, if the period between notification and termination is the lesser of 60 days or the legally required notification period. Otherwise, these costs are recognized evenly over the period from notification to termination. Costs associated with terminating a contract, including leases, are recognized when the contract is legally terminated or the benefits of the contract are no longer being realized.

     SFAS 146 is effective for exit plans initiated after December 31, 2002. The impact of this standard is dependent on the number and size of any exit or disposal activities that we undertake, and the effect will be largely on the timing of expense recognition.

Regulatory Matters On October 26, 2001, the USA Patriot Act of 2001 became law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the IMLAFA). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. As of the date of this filing, the impact of the IMLAFA on our operations is not expected to be material. We are establishing policies and procedures to ensure compliance with the IMLAFA.

     The Gramm-Leach-Bliley Financial Modernization Act of 1999 (Modernization Act) allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a broad range of nonbanking activities, including underwriting insurance and making merchant banking investments in commercial and financial companies. It also allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities activities. In 2000, we became a financial holding company pursuant to the Modernization Act and are thereby permitted to engage in the broader range of activities that the Modernization Act permits.

     The Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions generally prohibit financial institutions, such as ours, from disclosing nonpublic personal financial information to non-affiliated third parties unless customers have the opportunity to “opt out” of the disclosure.

     On July 30, 2002, President George W. Bush signed the Sarbanes-Oxley Act of 2002 into law. The intent of this law is to reform specific matters pertaining to public accounting oversight, auditor independence and corporate responsibility. Requirements in the act will affect certain of our corporate governance policies and certain of our business lines, such as securities analysis. We continue to assess and refine our corporate governance policies in response to this law. We do not believe this law will negatively affect our consolidated financial position or results of operations.

     Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our consolidated financial position or results of operations.

Table 1 SELECTED STATISTICAL DATA

	2003	2002

	First	Fourth	Third	Second	First
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY
Return on average common stockholders’ equity	12.94%	11.07	11.63	11.52	12.74
Net interest margin (a)	3.86	3.86	3.94	3.97	3.91
Fee and other income as % of total revenue	44.64	43.89	42.86	45.63	45.00
Effective income tax rate	29.94%	18.39	6.20	31.46	32.12

ASSET QUALITY
Allowance as % of loans, net	1.67%	1.72	1.81	1.86	1.84
Allowance as % of nonperforming assets (b)	158	161	149	150	162
Net charge-offs as % of average loans, net	0.49	0.52	0.59	0.97	0.83
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.08%	1.11	1.23	1.24	1.21

CAPITAL ADEQUACY
Tier 1 capital ratio	8.27%	8.22	8.11	7.83	7.49
Total capital ratio	11.99	12.01	12.02	11.89	11.56
Leverage	6.71%	6.77	6.82	6.75	6.51

OTHER DATA
Employees	79,555	80,778	80,987	82,686	82,809
Total financial centers/brokerage offices	3,251	3,280	3,342	3,347	3,362
ATMs	4,539	4,560	4,604	4,617	4,618
Actual common shares (In millions)	1,345	1,357	1,373	1,371	1,368
Common stock price	$34.07	36.44	32.69	38.18	37.08
Market capitalization	$45,828	49,461	44,887	52,347	50,716

(a)	Tax-equivalent.

(b)	These ratios do not include nonperforming loans included in loans held for sale.

Table 2 SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA

	2003		2002

	First		Fourth	Third	Second	First
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$3,716		3,877	3,912	3,894	3,903
Tax-equivalent adjustment	64		59	54	54	51

Interest income (a)	3,780		3,936	3,966	3,948	3,954
Interest expense	1,202		1,407	1,446	1,433	1,477

Net interest income (a)	2,578		2,529	2,520	2,515	2,477
Provision for loan losses	224		308	435	397	339

Net interest income after provision for loan losses (a)	2,354		2,221	2,085	2,118	2,138
Securities gains (losses)	37		46	71	58	(6)
Fee and other income	2,041		1,932	1,819	2,052	2,033
Merger-related and restructuring expenses	64		145	107	143	(8)
Other noninterest expense	2,839		2,897	2,838	2,783	2,777

Income before income taxes (a)	1,529		1,157	1,030	1,302	1,396
Income taxes	438		203	60	393	432
Tax-equivalent adjustment	64		59	54	54	51

Net income	1,027		895	916	855	913
Dividends on preferred stock	4		4	3	6	6

Net income available to common stockholders	$1,023		891	913	849	907

PER COMMON SHARE DATA
Basic	$0.77		0.66	0.67	0.62	0.67
Diluted	0.76		0.66	0.66	0.62	0.66
Cash dividends	$0.26		0.26	0.26	0.24	0.24
Average common shares — Basic	1,335		1,350	1,362	1,360	1,355
Average common shares — Diluted	1,346		1,360	1,374	1,375	1,366
Average common stockholders’ equity
Quarter-to-date	$32,052		31,944	31,098	29,565	28,887
Year-to-date	32,052		30,384	29,858	29,228	28,887
Book value per common share	23.99		23.63	23.38	22.15	21.04
Common stock price
High	38.69		37.43	37.47	39.50	37.50
Low	32.72		28.75	30.51	35.98	30.26
Period-end	$34.07		36.44	32.69	38.18	37.08
To earnings ratio (b)	12.62	X	14.02	13.18	25.28	24.24
To book value	142%		154	140	172	176
BALANCE SHEET DATA
Assets	$348,064		341,839	333,880	324,679	319,853
Long-term debt	$39,204		39,662	39,758	37,931	39,936

(a)	Tax-equivalent.

(b)	Based on diluted earnings per common share.

Table 3 MERGER-RELATED AND RESTRUCTURING EXPENSES

Three
Months
Ended
March 31,
(In millions)	2003

MERGER-RELATED AND RESTRUCTURING EXPENSES — FIRST UNION/WACHOVIA
Personnel costs	$3
Occupancy and equipment	17
Advertising	10
System conversion costs	28
Other	12

Total First Union/Wachovia merger-related and restructuring expenses	70

Other restructuring expenses (reversals), net	(6)

Total merger-related and restructuring expenses	$64

	First Union/
	Wachovia
(In millions)	Merger	Other	Total

ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2002	$61	12	73
Cash payments	(14)	(2)	(16)
Noncash write-downs	(5)	—	(5)
Reversals of prior accruals	—	(6)	(6)

Balance, March 31, 2003	$42	4	46

Table 4 BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (a)
Net interest income (b)	$1,744	1,771	1,738	1,719	1,649
Fee and other income	562	569	520	508	498
Intersegment revenue	43	42	38	42	40

Total revenue	2,349	2,382	2,296	2,269	2,187
Provision for loan losses	105	144	114	98	115
Noninterest expense	1,297	1,342	1,281	1,253	1,231
Income taxes	335	316	320	326	296
Tax-equivalent adjustment	10	10	10	10	10

Segment earnings	$602	570	571	582	535

Economic profit	$431	415	395	396	364
Risk adjusted return on capital	42.36%	40.19	38.56	38.61	37.10
Economic capital, average	$5,572	5,644	5,683	5,747	5,659
Cash overhead efficiency ratio	55.21%	56.28	55.87	55.21	56.27
Lending commitments	$59,557	57,358	56,469	54,806	53,077
Average loans, net	110,882	106,081	101,429	100,861	98,068
Average core deposits	$145,496	144,252	141,861	139,650	136,086
FTE employees	35,690	36,494	36,166	37,084	36,862

COMMERCIAL
Net interest income (b)	$491	506	500	490	467
Fee and other income	95	85	86	87	99
Intersegment revenue	23	24	18	21	17

Total revenue	609	615	604	598	583
Provision for loan losses	41	73	38	37	49
Noninterest expense	255	264	254	250	248
Income taxes	104	92	105	103	94
Tax-equivalent adjustment	10	10	10	10	10

Segment earnings	$199	176	197	198	182

Economic profit	$108	100	98	95	92
Risk adjusted return on capital	27.83%	26.13	25.18	24.70	24.71
Economic capital, average	$2,606	2,633	2,729	2,783	2,725
Cash overhead efficiency ratio	41.89%	43.03	42.17	41.74	42.52
Average loans, net	$49,720	49,519	49,959	50,580	50,127
Average core deposits	$26,121	25,483	23,721	21,885	20,457

RETAIL AND SMALL BUSINESS
Net interest income (b)	$1,253	1,265	1,238	1,229	1,182
Fee and other income	467	484	434	421	399
Intersegment revenue	20	18	20	21	23

Total revenue	1,740	1,767	1,692	1,671	1,604
Provision for loan losses	64	71	76	61	66
Noninterest expense	1,042	1,078	1,027	1,003	983
Income taxes	231	224	215	223	202
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$403	394	374	384	353

Economic profit	$323	315	297	301	272
Risk adjusted return on capital	55.13%	52.50	50.93	51.68	48.61
Economic capital, average	$2,966	3,011	2,954	2,964	2,934
Cash overhead efficiency ratio	59.87%	60.89	60.75	60.02	61.28
Average loans, net	$61,162	56,562	51,470	50,281	47,941
Average core deposits	$119,375	118,769	118,140	117,765	115,629

(a)	General Bank Combined represents the consolidation of the General Bank’s Commercial and Retail and Small Business lines of business.

(b)	Tax-equivalent.

(Continued)

Table 4 BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$39	40	42	41	41
Fee and other income	735	750	729	788	783
Intersegment revenue	(19)	(18)	(18)	(19)	(17)

Total revenue	755	772	753	810	807
Provision for loan losses	—	—	—	—	—
Noninterest expense	625	622	615	657	663
Income taxes	47	55	50	56	53
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$83	95	88	97	91

Economic profit	$64	76	70	77	72
Risk adjusted return on capital	49.54%	56.64	53.07	54.66	51.22
Economic capital, average	$678	668	658	710	722
Cash overhead efficiency ratio	82.74%	80.54	81.60	81.19	82.19
Average loans, net	$134	131	177	186	166
Average core deposits	$1,367	1,487	1,314	1,269	1,298
FTE employees	12,384	12,682	12,999	13,345	13,506
Assets under management	$233,134	232,430	227,486	230,038	230,204

RETAIL BROKERAGE SERVICES
Net interest income (b)	$33	32	36	39	41
Fee and other income	521	524	515	564	552
Intersegment revenue	(18)	(18)	(17)	(20)	(17)

Total revenue	536	538	534	583	576
Provision for loan losses	—	—	—	—	—
Noninterest expense	458	453	458	499	504
Income taxes	28	32	28	30	27
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$50	53	48	54	45

Economic profit	$35	39	34	38	31
Risk adjusted return on capital	38.59%	42.23	38.60	38.71	33.27
Economic capital, average	$522	506	499	549	554
Cash overhead efficiency ratio	85.38%	84.25	85.65	85.69	87.56
Average loans, net	$3	2	2	2	2
Average core deposits	$180	210	198	107	99

(a)  Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)  Tax-equivalent.

(Continued)

Table 4 BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSET MANAGEMENT
Net interest income (b)	$5	7	5	1	(1)
Fee and other income	224	233	225	235	242
Intersegment revenue	(1)	—	(2)	(1)	—

Total revenue	228	240	228	235	241
Provision for loan losses	—	—	—	—	—
Noninterest expense	178	180	170	169	172
Income taxes	18	21	21	25	25
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$32	39	37	41	44

Economic profit	$28	34	33	37	39
Risk adjusted return on capital	81.89%	93.08	89.93	102.01	103.27
Economic capital, average	$159	165	162	164	172
Cash overhead efficiency ratio	77.96%	74.65	74.64	72.02	71.41
Average loans, net	$131	129	175	184	164
Average core deposits	$1,187	1,277	1,116	1,162	1,199

OTHER
Net interest income (b)	$1	1	1	1	1
Fee and other income	(10)	(7)	(11)	(11)	(11)
Intersegment revenue	—	—	1	2	—

Total revenue	(9)	(6)	(9)	(8)	(10)
Provision for loan losses	—	—	—	—	—
Noninterest expense	(11)	(11)	(13)	(11)	(13)
Income taxes	1	2	1	1	1
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$1	3	3	2	2

Economic profit	$1	3	3	2	2
Risk adjusted return on capital	—%	—	—	—	—
Economic capital, average	$(3)	(3)	(3)	(3)	(4)
Cash overhead efficiency ratio	—%	—	—	—	—
Average loans, net	$—	—	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4 BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$103	103	100	101	96
Fee and other income	133	135	122	137	135
Intersegment revenue	1	1	1	2	1

Total revenue	237	239	223	240	232
Provision for loan losses	4	6	3	7	1
Noninterest expense	170	172	161	164	162
Income taxes	23	21	22	26	25
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$40	40	37	43	44

Economic profit	$27	28	24	33	30
Risk adjusted return on capital	40.91%	40.03	37.53	47.18	45.98
Economic capital, average	$373	376	364	360	351
Cash overhead efficiency ratio	71.73%	71.53	72.07	68.75	69.75
Lending commitments	$3,343	3,288	3,145	3,147	3,213
Average loans, net	9,339	9,028	8,854	8,632	8,400
Average core deposits	$10,662	10,339	10,006	9,879	9,896
FTE employees	3,838	3,726	3,760	3,893	3,885

(a)	Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$562	593	603	582	584
Fee and other income	571	374	348	495	498
Intersegment revenue	(26)	(25)	(20)	(24)	(18)

Total revenue	1,107	942	931	1,053	1,064
Provision for loan losses	110	161	317	293	222
Noninterest expense	556	535	506	515	517
Income taxes	138	70	25	65	96
Tax-equivalent adjustment	26	23	18	27	25

Segment earnings	$277	153	65	153	204

Economic profit	$125	16	17	78	70
Risk adjusted return on capital	18.97%	11.97	12.00	15.27	14.68
Economic capital, average	$6,358	6,606	6,966	7,279	7,741
Cash overhead efficiency ratio	50.23%	56.85	54.39	48.89	48.55
Lending commitments	$79,060	82,163	84,188	88,891	90,458
Average loans, net	36,104	38,673	40,250	41,580	43,342
Average core deposits	$14,120	13,491	12,832	12,207	12,758
FTE employees	4,102	4,203	4,308	4,289	4,111

CORPORATE LENDING
Net interest income (b)	$308	344	359	352	370
Fee and other income	155	111	124	150	123
Intersegment revenue	3	1	—	—	—

Total revenue	466	456	483	502	493
Provision for loan losses	103	160	317	278	222
Noninterest expense	120	109	110	115	116
Income taxes	91	70	24	43	58
Tax-equivalent adjustment	—	1	—	—	1

Segment earnings	$152	116	32	66	96

Economic profit	$54	39	41	47	30
Risk adjusted return on capital	16.22%	14.43	14.44	14.86	13.37
Economic capital, average	$4,169	4,423	4,720	4,865	5,213
Cash overhead efficiency ratio	25.73%	23.88	22.81	22.86	23.50
Average loans, net	$30,699	33,110	34,556	36,098	37,880
Average core deposits	$1,301	1,410	1,534	1,135	1,287

TREASURY AND TRADE FINANCE
Net interest income (b)	$79	84	80	75	74
Fee and other income	178	166	172	169	165
Intersegment revenue	(23)	(16)	(13)	(15)	(14)

Total revenue	234	234	239	229	225
Provision for loan losses	(3)	2	—	16	—
Noninterest expense	174	174	163	158	156
Income taxes	23	20	27	20	25
Tax-equivalent adjustment	—	1	1	—	—

Segment earnings	$40	37	48	35	44

Economic profit	$29	30	40	36	36
Risk adjusted return on capital	58.60%	62.03	77.76	71.75	73.84
Economic capital, average	$251	237	237	239	231
Cash overhead efficiency ratio	74.47%	74.10	68.21	69.12	69.31
Average loans, net	$3,494	3,690	3,796	3,484	3,355
Average core deposits	$9,040	8,908	8,663	8,593	8,709

(a)  Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Lending, Treasury and Trade Finance, Investment Banking and Principal Investing lines of business.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

INVESTMENT BANKING
Net interest income (b)	$174	167	166	154	140
Fee and other income	282	202	81	218	300
Intersegment revenue	(6)	(10)	(7)	(9)	(4)

Total revenue	450	359	240	363	436
Provision for loan losses	9	(1)	—	(1)	—
Noninterest expense	254	245	227	237	239
Income taxes (benefits)	43	20	(12)	19	48
Tax-equivalent adjustment	26	21	17	27	24

Segment earnings	$118	74	8	81	125

Economic profit	$98	45	(14)	52	94
Risk adjusted return on capital	47.36%	27.99	5.88	28.56	42.20
Economic capital, average	$1,089	1,058	1,048	1,169	1,224
Cash overhead efficiency ratio	56.34%	68.20	95.28	65.19	54.71
Average loans, net	$1,907	1,868	1,898	1,998	2,107
Average core deposits	$3,779	3,173	2,635	2,479	2,762

PRINCIPAL INVESTING
Net interest income (b)	$1	(2)	(2)	1	—
Fee and other income	(44)	(105)	(29)	(42)	(90)
Intersegment revenue	—	—	—	—	—

Total revenue	(43)	(107)	(31)	(41)	(90)
Provision for loan losses	1	—	—	—	—
Noninterest expense	8	7	6	5	6
Income tax benefits	(19)	(40)	(14)	(17)	(35)
Tax-equivalent adjustment	—	—	—	—	—

Segment loss	$(33)	(74)	(23)	(29)	(61)

Economic profit	$(56)	(98)	(50)	(57)	(90)
Risk adjusted return on capital	(15.61)%	(32.76)	(9.49)	(11.60)	(23.08)
Economic capital, average	$849	888	961	1,006	1,073
Cash overhead efficiency ratio	n/m %	n/m	n/m	n/m	n/m
Average loans, net	$4	5	—	—	—
Average core deposits	$—	—	—	—	—

(Continued)

Table 4
BUSINESS SEGMENTS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$130	22	37	72	107
Fee and other income	77	150	171	182	113
Intersegment revenue	1	—	(1)	(1)	(6)

Total revenue	208	172	207	253	214
Provision for loan losses	5	(3)	1	(1)	1
Noninterest expense	191	226	275	194	204
Income tax benefits	(81)	(206)	(317)	(26)	(41)
Tax-equivalent adjustment	28	26	26	17	16

Segment earnings	$65	129	222	69	34

Economic profit	$90	142	251	97	69
Risk adjusted return on capital	26.21%	35.70	54.23	27.06	22.41
Economic capital, average	$2,368	2,275	2,296	2,440	2,458
Cash overhead efficiency ratio	24.33%	47.51	58.05	13.00	17.18
Lending commitments	$15,381	15,211	15,537	13,861	14,109
Average loans, net	1,505	(634)	1,218	4,089	7,348
Average core deposits	$1,343	1,169	1,171	1,505	2,494
FTE employees	23,541	23,673	23,754	24,075	24,445

(a)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Three Months Ended March 31, 2003

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(In millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,744	39	103	562	130	(64)	2,514
Fee and other income	562	735	133	571	77	—	2,078
Intersegment revenue	43	(19)	1	(26)	1	—	—

Total revenue	2,349	755	237	1,107	208	(64)	4,592
Provision for loan losses	105	—	4	110	5	—	224
Noninterest expense	1,297	625	170	556	191	64	2,903
Income taxes (benefits)	335	47	23	138	(81)	(24)	438
Tax-equivalent adjustment	10	—	—	26	28	(64)	—

Net income	602	83	40	277	65	(40)	1,027
Dividends on preferred stock	—	—	—	—	4	—	4

Net income available to common stockholders	$602	83	40	277	61	(40)	1,023

Economic profit	$431	64	27	125	90	—	737
Risk adjusted return on capital	42.36%	49.54	40.91	18.97	26.21	—	30.46
Economic capital, average	$5,572	678	373	6,358	2,368	—	15,349
Cash overhead efficiency ratio	55.21%	82.74	71.73	50.23	24.33	—	57.97
Lending commitments	$59,557	—	3,343	79,060	15,381	—	157,341
Average loans, net	110,882	134	9,339	36,104	1,505	—	157,964
Average core deposits	$145,496	1,367	10,662	14,120	1,343	—	172,988
FTE employees	35,690	12,384	3,838	4,102	23,541	—	79,555

	Three Months Ended March 31, 2002

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(In millions)	Bank	Management	Management	Bank	Parent	Expenses (b)	Total

CONSOLIDATED
Net interest income (a)	$1,649	41	96	584	107	(51)	2,426
Fee and other income	498	783	135	498	113	—	2,027
Intersegment revenue	40	(17)	1	(18)	(6)	—	—

Total revenue	2,187	807	232	1,064	214	(51)	4,453
Provision for loan losses	115	—	1	222	1	—	339
Noninterest expense	1,231	663	162	517	204	(8)	2,769
Income taxes (benefits)	296	53	25	96	(41)	3	432
Tax-equivalent adjustment	10	—	—	25	16	(51)	—

Net income	535	91	44	204	34	5	913
Dividends on preferred stock	—	—	—	—	6	—	6

Net income available to common stockholders	$535	91	44	204	28	5	907

Economic profit	$364	72	30	70	69	—	605
Risk adjusted return on capital	37.10%	51.22	45.98	14.68	22.41	—	25.50
Economic capital, average	$5,659	722	351	7,741	2,458	—	16,931
Cash overhead efficiency ratio	56.27%	82.19	69.75	48.55	17.18	—	57.93
Lending commitments	$53,077	—	3,213	90,458	14,109	—	160,857
Average loans, net	98,068	166	8,400	43,342	7,348	—	157,324
Average core deposits	$136,086	1,298	9,896	12,758	2,494	—	162,532
FTE employees	36,862	13,506	3,885	4,111	24,445	—	82,809

(a)  Tax-equivalent.

(b)  The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 5
NET TRADING REVENUE — INVESTMENT BANKING

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Net interest income (Tax-equivalent)	$115	107	118	101	82
Trading accounts profits (losses)	117	(19)	(80)	31	116
Other fee income	54	65	53	67	49

Total net trading revenue (Tax-equivalent)	$286	153	91	199	247

Table 6
SELECTED RATIOS

	2003		2002

	First		Fourth	Third	Second	First
	Quarter		Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (a)
Assets to stockholders’ equity	10.52	X	10.33	10.34	10.64	10.91
Return on assets	1.23%		1.08	1.13	1.09	1.17
Return on common stockholders’ equity	12.94		11.07	11.63	11.52	12.74
Return on total stockholders’ equity	12.99%		11.12	11.68	11.59	12.81

DIVIDEND PAYOUT RATIOS
Common shares	34.21%		39.39	39.39	38.71	36.36
Preferred and common shares	34.43%		39.90	39.38	39.09	36.54

(a)  Based on average balances and net income.

Table 7
TRADING ACCOUNT ASSETS AND LIABILITIES

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

TRADING ACCOUNT ASSETS
U.S. Treasury	$3,716	2,545	2,608	3,485	2,685
U.S. Government agencies	2,523	1,802	2,129	3,497	1,407
State, county and municipal	453	358	811	398	271
Mortgage-backed securities	3,538	1,664	4,415	1,973	4,670
Other asset-backed securities	3,816	4,103	3,955	3,852	2,339
Corporate bonds and debentures	3,683	3,295	3,543	3,997	4,110
Derivative financial instruments	15,108	17,214	17,344	15,797	10,949
Sundry	1,841	2,174	1,097	1,571	1,796

Total trading account assets	$34,678	33,155	35,902	34,570	28,227

TRADING ACCOUNT LIABILITIES
Securities sold short	6,423	5,920	4,796	6,960	6,167
Derivative financial instruments	14,473	16,980	17,414	15,485	10,300

Total trading account liabilities	$20,896	22,900	22,210	22,445	16,467

Table 8
SECURITIES

	March 31, 2003

						Gross Unrealized			Average
	1 Year	1-5	5-10	After 10				Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$534	244	379	—	1,157	29	—	1,128	2.98
U.S. Government agencies	39	31,327	272	—	31,638	966	122	30,794	2.08
Asset-backed
Residual interests from securitizations	68	469	747	83	1,367	556	—	811	5.77
Retained bonds from securitizations	74	8,989	2,160	27	11,250	338	4	10,916	4.52
Collateralized mortgage obligations	5	7,898	12	—	7,915	91	4	7,828	2.17
Commercial mortgage-backed	—	1,633	5,359	—	6,992	558	1	6,435	6.26
Other	129	247	—	4	380	8	1	373	2.08
State, county and municipal	64	267	548	2,450	3,329	244	17	3,102	17.48
Sundry	220	4,536	2,984	1,571	9,311	177	96	9,230	5.36

Total market value	$1,133	55,610	12,461	4,135	73,339	2,967	245	70,617	3.98

MARKET VALUE
Debt securities	$1,133	55,610	12,461	2,817	72,021	2,950	231	69,302
Equity securities	—	—	—	1,318	1,318	17	14	1,315

Total market value	$1,133	55,610	12,461	4,135	73,339	2,967	245	70,617

AMORTIZED COST
Debt securities	$1,099	53,873	11,657	2,673	69,302
Equity securities	—	—	—	1,315	1,315

Total amortized cost	$1,099	53,873	11,657	3,988	70,617

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.20%	2.23	2.32	—	1.77
U.S. Government agencies	4.76	5.06	5.20	—	5.06
Asset-backed
Residual interests from securitizations	—	115.00	14.66	17.09	44.32
Retained bonds from securitizations	6.60	5.16	2.12	3.83	4.57
Collateralized mortgage obligations	2.82	3.86	2.44	—	3.86
Commercial mortgage-backed	—	6.24	6.04	—	6.09
Other	1.64	4.57	—	—	3.52
State, county and municipal	7.51	9.46	9.15	7.11	7.61
Sundry	6.71	5.78	5.82	4.83	5.65
Consolidated	3.20%	5.50	5.61	6.30	5.53

     At March 31, 2003, all securities were classified as available for sale.

     Included in U.S. Government agencies are agency securities retained from the securitization of residential mortgage loans. These securities had an amortized cost and market value of $3.9 billion and $4.1 billion at March 31, 2003, respectively.

     Included in asset-backed securities are retained bonds primarily from the securitization of prime equity lines, residential mortgage, commercial real estate, SBA and student loans. At March 31, 2003, retained bonds with an amortized cost of $10.7 billion and a market value of $11.1 billion are considered investment grade based on external ratings. Retained bonds with an amortized cost and market value of $10.0 billion and $10.3 billion at March 31, 2003, respectively, have an external credit rating of AA and above.

     Securities with an aggregate amortized cost of $40 billion at March 31, 2003, are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.

     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

     At March 31, 2003, there were forward commitments to purchase securities at a cost that approximates a market value of $2.2 billion. At March 31, 2003, there were commitments to sell securities at a cost that approximates a market value of $1.0 billion.

     Gross gains and losses realized on the sale of debt securities for the three months ended March 31, 2003, were $115 million and $70 million (including $39 million of impairment losses), respectively, and gross gains and losses realized on the sale of equity securities were $3 million and $11 million, respectively.

Table 9
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$56,476	56,501	57,899	57,984	60,385
Real estate — construction and other	6,833	6,849	7,558	8,035	8,137
Real estate — mortgage	16,429	16,655	16,967	17,349	17,186
Lease financing	23,060	22,667	22,616	22,044	22,223
Foreign	6,433	6,425	6,992	7,241	6,920

Total commercial	109,231	109,097	112,032	112,653	114,851

CONSUMER
Real estate — mortgage	25,288	24,979	17,527	19,803	20,901
Installment loans	39,748	38,817	37,889	35,940	36,073
Vehicle leasing	35	80	43	168	345

Total consumer	65,071	63,876	55,459	55,911	57,319

Total loans	174,302	172,973	167,491	168,564	172,170
Unearned income	10,080	9,876	9,949	9,764	9,876

Loans, net (On-balance sheet)	$164,222	163,097	157,542	158,800	162,294

MANAGED PORTFOLIO (a)

COMMERCIAL
On-balance sheet loan portfolio	$109,231	109,097	112,032	112,653	114,851
Securitized loans — off-balance sheet	2,190	2,218	2,288	2,318	5,816
Loans held for sale included in other assets	1,617	1,140	1,271	779	962

Total commercial	113,038	112,455	115,591	115,750	121,629

CONSUMER
Real estate — mortgage
On-balance sheet loan portfolio	25,288	24,979	17,527	19,803	20,901
Securitized loans — off-balance sheet	251	325	397	—	—
Securitized loans included in securities	4,971	6,223	7,268	5,761	5,219
Loans held for sale included in other assets	2,154	2,719	2,474	1,387	1,555

Total real estate — mortgage	32,664	34,246	27,666	26,951	27,675

Installment loans
On-balance sheet loan portfolio	39,748	38,817	37,889	35,940	36,073
Securitized loans — off-balance sheet	13,068	13,217	13,164	13,379	13,989
Securitized loans included in securities	9,842	11,093	11,695	8,918	9,230
Loans held for sale included in other assets	3,690	2,153	2,512	6,232	4,614

Total installment loans	66,348	65,280	65,260	64,469	63,906

Vehicle leasing — on-balance sheet loan portfolio	35	80	43	168	345

Total consumer	99,047	99,606	92,969	91,588	91,926

Total managed portfolio	$212,085	212,061	208,560	207,338	213,555

SERVICING PORTFOLIO (b)
Commercial	$60,863	59,336	53,611	50,001	47,657
Consumer	$2,236	2,272	2,490	1,773	1,844

(a)  The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b)  The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 10
LOANS HELD FOR SALE

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$6,012	6,257	8,398	7,131	7,763

Core business activity
Core business activity, beginning of period	5,488	4,562	8,225	6,782	6,991
Originations/purchases	8,488	8,692	7,200	5,611	5,940
Transfer of performing loans from loans held for sale, net	(49)	(52)	(3,639)	(71)	(38)
Lower of cost or market value adjustments	(46)	(13)	(36)	—	(3)
Performing loans sold or securitized	(6,491)	(7,419)	(6,823)	(3,683)	(5,830)
Nonperforming loans sold	—	—	—	—	(11)
Other, principally payments	(453)	(282)	(365)	(414)	(267)

Core business activity, end of period	6,937	5,488	4,562	8,225	6,782

Portfolio management activity
Portfolio management activity, beginning of period	524	1,695	173	349	772
Transfers to (from) loans held for sale, net
Performing loans	244	245	1,697	(11)	10
Nonperforming loans	(12)	105	201	—	—
Lower of cost or market value adjustments	40	(1)	19	(8)	(11)
Performing loans sold	(147)	(1,357)	(13)	(49)	(349)
Nonperforming loans sold	(51)	(12)	(30)	(10)	(11)
Allowance for loan losses related to loans transferred to loans held for sale	(55)	(122)	(309)	—	(4)
Other, principally payments	(19)	(29)	(43)	(98)	(58)

Portfolio management activity, end of period	524	524	1,695	173	349

Balance, end of period (a)	$7,461	6,012	6,257	8,398	7,131

(a)  Nonperforming loans included in loans held for sale at March 31, 2003, and at December 31, September 30, June 30, and March 31, 2002, were $108 million, $138 million, $115 million, $108 million and $213 million, respectively.

Table 11
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,798	2,847	2,951	2,986	2,995
Provision for loan losses relating to loans transferred to other assets or sold	25	109	211	23	14
Provision for loan losses	199	199	224	374	325
Allowance relating to loans acquired, transferred to other assets or sold	(80)	(158)	(315)	(58)	(23)
Net charge-offs	(195)	(199)	(224)	(374)	(325)

Balance, end of period	$2,747	2,798	2,847	2,951	2,986

as a % of loans, net	1.67%	1.72	1.81	1.86	1.84

as a % of nonaccrual and restructured loans (a)	169%	177	163	163	177

as a % of nonperforming assets (a)	158%	161	149	150	162

LOAN LOSSES
Commercial, financial and agricultural	$150	136	160	319	275
Real estate — commercial construction and mortgage	2	12	5	3	2
Real estate — residential mortgage	2	1	3	1	4
Installment loans and vehicle leasing	91	91	91	86	100

Total loan losses	245	240	259	409	381

LOAN RECOVERIES
Commercial, financial and agricultural	29	24	17	16	36
Real estate — commercial construction and mortgage	—	—	—	2	—
Real estate — residential mortgage	—	1	—	—	—
Installment loans and vehicle leasing	21	16	18	17	20

Total loan recoveries	50	41	35	35	56

Net charge-offs	$195	199	224	374	325

Commercial loan net charge-offs as % of average commercial loans, net (b)	0.53%	0.53	0.61	1.24	0.97
Consumer loan net charge-offs as % of average consumer loans, net (b)	0.44	0.52	0.56	0.48	0.59
Total net charge-offs as % of average loans, net (b)	0.49%	0.52	0.59	0.97	0.83

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$1,260	1,269	1,440	1,456	1,371
Real estate — commercial construction and mortgage	111	105	137	144	128
Real estate — residential mortgage	73	79	62	60	58
Installment loans and vehicle leasing	178	132	112	145	128

Total nonaccrual loans (c)	1,622	1,585	1,751	1,805	1,685
Foreclosed properties (d)	118	150	156	156	159

Total nonperforming assets	$1,740	1,735	1,907	1,961	1,844

Nonperforming loans included in loans held for sale (e)	$114	138	115	108	213
Nonperforming assets included in loans and in loans held for sale	$1,854	1,873	2,022	2,069	2,057

as % of loans, net, and foreclosed properties (a)	1.06%	1.06	1.21	1.23	1.14

as % of loans, net, foreclosed properties and loans in other assets as held for sale (e)	1.08%	1.11	1.23	1.24	1.21

Accruing loans past due 90 days	$289	304	284	250	275

(a)  These ratios do not include nonperforming loans included in loans held for sale.

(b)  Annualized.

(c)  Nonaccrual loans at March 31, 2003, have been adjusted from $1.594 billion reported in our April 16, 2003, 8-K filing to reflect the reversal of entries amounting to $28 million in the commercial nonaccrual loan line in Table 12 entitled Other, principally payments.

(d)  Restructured loans are not significant.

(e)  These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amounts shown and included in the ratios are net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 12
NONACCRUAL LOAN ACTIVITY (a)

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$1,585	1,751	1,805	1,685	1,534

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	1,374	1,577	1,600	1,499	1,381
New nonaccrual loans and advances	386	485	528	721	541
Gross charge-offs	(152)	(148)	(165)	(322)	(277)
Transfers (to) from loans held for sale	12	(105)	(134)	—	—
Transfers to other real estate owned	(1)	(4)	(8)	—	—
Sales	(70)	(49)	(31)	(134)	(64)
Other, principally payments (b)	(178)	(382)	(213)	(164)	(82)

Net commercial nonaccrual loan activity	(3)	(203)	(23)	101	118

Commercial nonaccrual loans, end of period	1,371	1,374	1,577	1,600	1,499

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	211	174	205	186	153
New nonaccrual loans and advances, net	56	55	38	35	50
Transfers to loans held for sale	—	—	(58)	—	—
Sales and securitizations	(16)	(18)	(11)	(16)	(17)

Net consumer nonaccrual loan activity	40	37	(31)	19	33

Consumer nonaccrual loans, end of period	251	211	174	205	186

Balance, end of period	$1,622	1,585	1,751	1,805	1,685

(a)  Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

(b)  Other, principally payments at March 31, 2003, has been adjusted from the previously disclosed amount of $206 million to reflect the reversal of entries amounting to $28 million.

Table 13
GOODWILL AND OTHER INTANGIBLE ASSETS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$10,869	10,880	10,810	10,728	10,728
Deposit base	1,097	1,225	1,363	1,508	1,661
Customer relationships	258	239	222	229	237
Tradename	90	90	90	90	90

Total goodwill and other intangible assets	$12,314	12,434	12,485	12,555	12,716

Table 14
DEPOSITS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$46,348	44,640	44,186	39,558	39,323
Savings and NOW accounts	52,430	51,691	49,305	49,367	47,436
Money market accounts	50,439	45,649	44,644	41,124	41,866
Other consumer time	32,017	33,763	35,562	36,730	37,134

Total core deposits	181,234	175,743	173,697	166,779	165,759
OTHER DEPOSITS
Foreign	6,985	6,608	7,603	8,262	7,535
Other time	7,618	9,167	6,485	5,622	6,739

Total deposits	$195,837	191,518	187,785	180,663	180,033

Table 15
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

March 31, 2003

(In millions)

MATURITY OF
3 months or less	$2,713
Over 3 months through 6 months	1,361
Over 6 months through 12 months	2,508
Over 12 months	4,063

Total	$10,645

Table 16
LONG-TERM DEBT

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
4.95% to 7.70%, due 2003 to 2006	$6,500	6,500	6,473	6,470	6,468
Floating rate, due 2003 to 2005	1,120	1,720	1,866	1,866	2,214
Floating rate extendible, due 2005	10	10	10	10	10
Subordinated notes
5.625% to 7.50%, due 2003 to 2009	3,900	4,060	4,428	4,439	4,701
8.00%, due 2009	149	149	149	149	149
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	150	150	150	150	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	795	795
Hedge-related basis adjustments	1,062	1,094	1,094	597	258

Total notes and debentures issued by the Parent Company	14,136	14,928	15,415	14,926	15,195

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	7,287	7,562	7,680	8,636	10,386
Subordinated notes
5.875% to 9.375%, due 2003 to 2006	825	825	825	925	925
Bank, 5.80% to 7.875%, due 2006 to 2036	2,547	2,547	2,544	2,544	2,544
7.800% to 7.95%, due 2006 to 2007	247	398	572	572	574

Total notes issued by subsidiaries	10,906	11,332	11,621	12,677	14,429

OTHER DEBT
Trust preferred securities	3,021	3,020	2,990	2,990	2,986
Collateralized notes, floating rate, due 2006 to 2007	4,420	4,420	4,391	2,459	2,459
4.556% auto securitization financing, due 2008	29	61	97	138	164
Advances from the Federal Home Loan Bank	5,010	5,255	4,758	4,663	4,823
Preferred units — The Money Store, LLC	57	57	57	—	—
Capitalized leases	1,210	176	22	22	23
Mortgage notes and other debt of subsidiaries	7	6	6	6	7
Hedge-related basis adjustments	408	407	401	50	(150)

Total other debt	14,162	13,402	12,722	10,328	10,312

Total	$39,204	39,662	39,758	37,931	39,936

Table 17
CHANGES IN STOCKHOLDERS’ EQUITY

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$32,078	32,105	30,379	28,785	28,455

Comprehensive income
Net income	1,027	895	916	855	913
Net unrealized gain (loss) on debt and equity securities	15	70	780	637	(243)
Net unrealized gain (loss) on derivative financial instruments	(48)	(7)	257	308	(104)

Total comprehensive income	994	958	1,953	1,800	566
Purchases of common stock	(501)	(674)	—	—	—
Common stock issued for
Stock options and restricted stock	71	(24)	5	96	131
Acquisitions	—	—	51	—	—
Deferred compensation, net	(21)	69	78	32	(33)
Cash dividends
Preferred shares	(4)	(4)	(3)	(6)	(6)
Common shares	(350)	(352)	(358)	(328)	(328)

Balance, end of period	$32,267	32,078	32,105	30,379	28,785

Table 18
CAPITAL RATIOS

	2003	2002

	First	Fourth	Third	Second	First
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$21,718	21,411	21,001	20,264	19,706
Total capital	31,471	31,289	31,135	30,778	30,402
Adjusted risk-weighted assets	262,574	260,609	259,057	258,826	262,957
Adjusted leverage ratio assets	$323,879	316,473	307,890	300,141	302,835
Ratios
Tier 1 capital	8.27%	8.22	8.11	7.83	7.49
Total capital	11.99	12.01	12.02	11.89	11.56
Leverage	6.71	6.77	6.82	6.75	6.51
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.27	9.38	9.62	9.36	9.00
Average	9.50%	9.68	9.67	9.40	9.17

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.66%	7.42	7.63	7.71	7.86
Wachovia Bank of Delaware, National Association	15.56	14.35	11.97	10.29	9.35
Total capital
Wachovia Bank, National Association	11.99	11.81	12.12	11.97	12.09
Wachovia Bank of Delaware, National Association	18.49	16.58	14.59	12.30	10.72
Leverage
Wachovia Bank, National Association	6.30	6.25	6.61	6.89	6.60
Wachovia Bank of Delaware, National Association	11.52%	11.04	8.03	7.16	6.86

(a)  Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 19
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	March 31, 2003

		Gross Unrealized			In-	Average
	Notional				effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)

ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps	$33,761	3,379	(222)	1,948	5	6.35
Forward purchase commitments	1,132	—	(1)	—	—	0.06
Interest rate options	1,000	48	—	30	—	2.17
Futures	6,000	61	—	37	—	0.25
Fair value hedges (c)
Interest rate swaps	861	—	(17)	—	—	20.75
Forward sale commitments	849	—	(6)	—	(2)	0.02
Interest rate options	250	—	—	—	—	1.78

Total asset hedges	$43,853	3,488	(246)	2,015	3	5.39

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps	$23,094	—	(2,122)	(1,312)	—	6.52
Interest rate options	32,200	3	(712)	(437)	(1)	4.32
Futures	9,365	—	(81)	(51)	—	0.25
Fair value hedges (e)
Interest rate swaps	15,597	1,717	—	—	—	4.23
Interest rate options	300	1	—	—	—	0.21

Total liability hedges	$80,556	1,721	(2,915)	(1,800)	(1)	4.44

(a)  Includes only derivative financial instruments related to interest rate risk management activities. All other derivative financial instruments are classified as trading.

(b)  Receive-fixed interest rate swaps with a notional amount of $32.1 billion, of which $3.6 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.7 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of available for sale securities and have a loss, net of income taxes, of $138 million in accumulated other comprehensive income. An interest rate collar with a notional amount of $1.0 billion that qualifies as a net purchased option is designated as a cash flow hedge of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans, when one-month LIBOR is below the purchased floor or above the sold cap. Forward purchase commitments of $1.1 billion are designated as a cash flow hedge of the variability of the consideration to be paid in the forecasted purchase of available for sale securities. Eurodollar futures with a notional amount of $6.0 billion are designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed loans.

(c)  Pay-fixed swaps with a notional amount of $861 million and receive rates based on one-month LIBOR are designated as fair value hedges of available for sale securities. Forward sale commitments of $849 million are designated as fair value hedges of mortgage loans in the warehouse.

(d)  Derivatives with a notional amount of $57.8 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $9.4 billion are Eurodollar futures, $19.7 billion are pay-fixed interest rate swaps with receive rates based on one-to-six month LIBOR, of which $11.0 billion are forward-starting, and $25.9 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars with a notional amount of $2.8 billion that qualify as net purchased options also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Derivatives with a notional amount of $6.9 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed long-term debt. Of this amount, $3.5 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR, and $3.4 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR.

(e)  Receive-fixed interest rate swaps with a notional amount of $15.6 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily CDs, long-term debt and bank notes.

(f)  Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g)  At March 31, 2003, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $428 million, net of income taxes. Of this net of tax amount, a $215 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $213 million gain relates to terminated and/or redesignated derivatives. At March 31, 2003, $552 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 24.10 years.

(h)  In the quarter ended March 31, 2003, gains in the amount of $2 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income for the quarter ended March 31, 2003, was reduced by $378,000 representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i)  Estimated maturity approximates average life.

Table 20
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS — EXPECTED MATURITIES

	March 31, 2003

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps	$1,500	1,330	8,970	21,783	178	33,761
Notional amount — other	$7,132	—	1,000	—	—	8,132
Weighted average receive rate (a)	5.87%	6.20	5.85	5.41	5.07	5.55
Weighted average pay rate (a)	1.32%	1.29	1.44	1.49	2.34	1.47
Unrealized gain (loss)	$111	49	885	2,202	18	3,265

FAIR VALUE ASSET HEDGES
Notional amount — swaps	$—	—	—	—	861	861
Notional amount — other	$849	250	—	—	—	1,099
Weighted average receive rate (a)	—%	—	—	—	0.87	0.87
Weighted average pay rate (a)	—%	—	—	—	3.67	3.67
Unrealized gain (loss)	$(6)	—	—	—	(17)	(23)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps	$665	1,773	7,730	10,211	2,715	23,094
Notional amount — other	$6,695	9,830	11,340	13,700	—	41,565
Weighted average receive rate (a)	1.33%	1.32	1.31	1.26	1.20	1.27
Weighted average pay rate (a)	4.45%	3.15	5.78	7.20	6.41	6.20
Unrealized gain (loss)	$(247)	(357)	(424)	(1,529)	(355)	(2,912)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps	$650	2,650	8,000	3,775	522	15,597
Notional amount — other	$300	—	—	—	—	300
Weighted average receive rate (a)	6.35%	6.84	6.47	6.45	6.66	6.53
Weighted average pay rate (a)	1.28%	1.28	1.46	1.38	1.34	1.40
Unrealized gain (loss)	$9	183	817	592	117	1,718

(a)  Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All of the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at March 31, 2003.

Table 21
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2002	$45,830	89,263	135,093
Additions	3,498	4,006	7,504
Maturities and amortizations	(5,438)	(12,749)	(18,187)
Terminations	—	(1)	(1)
Redesignations and transfers to trading account assets	(37)	37	—

Balance, March 31, 2003	$43,853	80,556	124,409

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	FIRST QUARTER 2003			FOURTH QUARTER 2002

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$3,688	13	1.43%	$3,416	14	1.59%
Federal funds sold and securities purchased under resale agreements	8,949	29	1.33	9,507	39	1.63
Trading account assets (b)	16,298	196	4.84	14,683	178	4.83
Securities (b)	72,116	1,020	5.66	71,249	1,045	5.86
Loans (b) (c)
Commercial
Commercial, financial and agricultural	56,464	593	4.26	57,318	663	4.58
Real estate — construction and other	6,800	60	3.57	7,133	68	3.80
Real estate — mortgage	16,537	192	4.69	16,770	214	5.06
Lease financing	6,777	184	10.86	7,112	187	10.53
Foreign	6,461	50	3.11	6,731	58	3.43

Total commercial	93,039	1,079	4.69	95,064	1,190	4.97

Consumer
Real estate — mortgage	25,292	333	5.27	19,294	295	6.12
Installment loans and vehicle leasing	39,633	625	6.38	38,921	655	6.69

Total consumer	64,925	958	5.95	58,215	950	6.50

Total loans	157,964	2,037	5.21	153,279	2,140	5.55

Other earning assets	9,580	114	4.81	8,969	115	5.10

Total earning assets excluding derivatives	268,595	3,409	5.11	261,103	3,531	5.39
Risk management derivatives (d)	—	371	0.56	—	405	0.61

Total earning assets including derivatives	268,595	3,780	5.67	261,103	3,936	6.00

Cash and due from banks	10,887			10,636
Other assets	57,799			58,221

Total assets	$337,281			$329,960

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	50,887	79	0.63	49,768	99	0.79
Money market accounts	47,987	142	1.20	45,618	156	1.35
Other consumer time	32,671	263	3.27	34,834	331	3.78
Foreign	7,304	27	1.47	8,030	33	1.59
Other time	8,656	42	1.97	8,674	45	2.08

Total interest-bearing deposits	147,505	553	1.52	146,924	664	1.79
Federal funds purchased and securities sold under repurchase agreements	37,392	147	1.60	32,608	149	1.81
Commercial paper	2,604	4	0.55	2,796	6	0.79
Securities sold short	6,734	44	2.67	5,644	35	2.44
Other short-term borrowings	4,170	18	1.81	3,881	16	1.73
Long-term debt	38,744	388	4.01	38,758	405	4.18

Total interest-bearing liabilities excluding derivatives	237,149	1,154	1.97	230,611	1,275	2.20
Risk management derivatives (d)	—	48	0.08	—	132	0.22

Total interest-bearing liabilities including derivatives	237,149	1,202	2.05	230,611	1,407	2.42

Noninterest-bearing deposits	41,443			40,518
Other liabilities	26,637			26,885
Stockholders’ equity	32,052			31,946

Total liabilities and stockholders’ equity	$337,281			$329,960

Interest income and rate earned — including derivatives		$3,780	5.67%		$3,936	6.00%
Interest expense and equivalent rate paid — including derivatives		1,202	1.81		1,407	2.14

Net interest income and margin — including derivatives		$2,578	3.86%		$2,529	3.86%

(a)  Certain amounts presented in periods prior to the first quarter of 2003 have been reclassified to conform to the presentation in the first quarter of 2003.

(b)  Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.

(c)  The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

THIRD QUARTER 2002			SECOND QUARTER 2002			FIRST QUARTER 2002

		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$2,891	14	1.90%	$2,613	13	2.02%	$4,341	22	2.07%
10,474	49	1.83	10,835	52	1.97	12,020	55	1.85
14,945	194	5.17	15,503	186	4.79	13,954	165	4.77
62,806	999	6.36	58,169	967	6.65	56,174	914	6.51

57,788	693	4.76	58,760	710	4.84	60,149	720	4.85
7,809	81	4.10	8,115	84	4.19	8,126	86	4.28
17,188	228	5.26	17,310	231	5.36	17,163	238	5.61
7,105	189	10.65	7,286	193	10.60	7,442	193	10.37
6,879	59	3.41	7,058	60	3.37	6,831	62	3.71

96,769	1,250	5.13	98,529	1,278	5.20	99,711	1,299	5.27

18,968	294	6.20	20,102	319	6.35	21,442	354	6.60
36,191	651	7.15	36,717	662	7.22	36,171	666	7.46

55,159	945	6.82	56,819	981	6.91	57,613	1,020	7.14

151,928	2,195	5.75	155,348	2,259	5.83	157,324	2,319	5.96

11,771	144	4.86	11,361	154	5.42	11,073	140	5.13

254,815	3,595	5.62	253,829	3,631	5.73	254,886	3,615	5.72
—	371	0.58	—	317	0.50	—	339	0.54

254,815	3,966	6.20	253,829	3,948	6.23	254,886	3,954	6.26

9,955			10,110			10,553
56,741			50,775			49,883

$321,511			$314,714			$315,322

48,883	115	0.93	49,060	122	1.00	48,642	128	1.07
43,495	167	1.53	40,035	171	1.71	37,589	163	1.76
36,034	347	3.82	36,967	365	3.96	38,174	399	4.24
6,491	30	1.84	7,195	33	1.88	7,578	35	1.85
6,134	33	2.13	6,220	32	2.00	8,120	43	2.19

141,037	692	1.95	139,477	723	2.08	140,103	768	2.22
32,094	149	1.85	32,109	145	1.80	32,155	146	1.84
3,001	9	1.18	3,027	8	1.17	3,438	10	1.15
6,422	42	2.58	6,671	40	2.45	6,560	38	2.33
3,082	18	2.26	3,368	22	2.61	3,989	27	2.77
37,540	412	4.38	38,755	420	4.34	40,592	430	4.24

223,176	1,322	2.35	223,407	1,358	2.44	226,837	1,419	2.53
—	124	0.22	—	75	0.13	—	58	0.11

223,176	1,446	2.57	223,407	1,433	2.57	226,837	1,477	2.64

38,772			38,448			38,127
28,460			23,283			21,455
31,103			29,576			28,903

$321,511			$314,714			$315,322

	$3,966	6.20%		$3,948	6.23%		$3,954	6.26%
	1,446	2.26		1,433	2.26		1,477	2.35

	$2,520	3.94%		$2,515	3.97%		$2,477	3.91%

(d)  The rates earned and the rates paid on risk management derivatives are based on off-balance sheet notional amounts. The fair value instruments is included in other assets and other liabilities.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2003	2002

	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$13,161	12,264	11,930	10,668	10,038
Interest-bearing bank balances	4,855	3,512	3,561	2,269	3,356
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $4,951 at March 31, 2003, $2,872 repledged)	11,092	9,160	7,132	11,541	13,154

Total cash and cash equivalents	29,108	24,936	22,623	24,478	26,548

Trading account assets	34,678	33,155	35,902	34,570	28,227
Securities	73,339	75,804	72,071	60,999	57,382
Loans, net of unearned income	164,222	163,097	157,542	158,800	162,294
Allowance for loan losses	(2,747)	(2,798)	(2,847)	(2,951)	(2,986)

Loans, net	161,475	160,299	154,695	155,849	159,308

Premises and equipment	5,118	4,903	5,422	5,494	5,596
Due from customers on acceptances	1,485	1,051	1,080	1,105	888
Goodwill	10,869	10,880	10,810	10,728	10,728
Other intangible assets	1,445	1,554	1,675	1,827	1,988
Other assets	30,547	29,257	29,602	29,629	29,188

Total assets	$348,064	341,839	333,880	324,679	319,853

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	46,348	44,640	44,186	39,558	39,323
Interest-bearing deposits	149,489	146,878	143,599	141,105	140,710

Total deposits	195,837	191,518	187,785	180,663	180,033
Short-term borrowings	44,812	41,173	36,350	39,148	40,392
Bank acceptances outstanding	1,492	1,061	1,093	1,110	892
Trading account liabilities	20,896	22,900	22,210	22,445	16,467
Other liabilities	13,556	13,447	14,579	13,003	13,348
Long-term debt	39,204	39,662	39,758	37,931	39,936

Total liabilities	315,797	309,761	301,775	294,300	291,068

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at March 31, 2003	—	—	2	5	11
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.345 billion shares at March 31, 2003	4,484	4,524	4,577	4,570	4,559
Paid-in capital	17,903	18,070	18,233	18,106	17,989
Retained earnings	7,778	7,349	7,221	6,663	6,136
Accumulated other comprehensive income, net	2,102	2,135	2,072	1,035	90

Total stockholders’ equity	32,267	32,078	32,105	30,379	28,785

Total liabilities and stockholders’ equity	$348,064	341,839	333,880	324,679	319,853

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	2003	2002

	First	Fourth	Third	Second	First
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$2,407	2,538	2,558	2,563	2,637
Interest and dividends on securities	939	978	935	906	856
Trading account interest	174	158	179	173	155
Other interest income	196	203	240	252	255

Total interest income	3,716	3,877	3,912	3,894	3,903

INTEREST EXPENSE
Interest on deposits	639	832	847	836	915
Interest on short-term borrowings	306	295	310	300	286
Interest on long-term debt	257	280	289	297	276

Total interest expense	1,202	1,407	1,446	1,433	1,477

Net interest income	2,514	2,470	2,466	2,461	2,426
Provision for loan losses	224	308	435	397	339

Net interest income after provision for loan losses	2,290	2,162	2,031	2,064	2,087

FEE AND OTHER INCOME
Service charges	430	421	432	420	425
Other banking fees	233	236	232	241	236
Commissions	444	473	458	481	464
Fiduciary and asset management fees	438	439	427	466	477
Advisory, underwriting and other investment banking fees	137	182	143	192	136
Trading account profits (losses)	100	(42)	(71)	33	104
Principal investing	(44)	(105)	(29)	(42)	(90)
Securities gains (losses)	37	46	71	58	(6)
Other income	303	328	227	261	281

Total fee and other income	2,078	1,978	1,890	2,110	2,027

NONINTEREST EXPENSE
Salaries and employee benefits	1,699	1,681	1,588	1,665	1,663
Occupancy	197	202	195	194	195
Equipment	234	255	234	231	226
Advertising	32	16	20	25	19
Communications and supplies	141	143	136	132	134
Professional and consulting fees	99	126	111	96	88
Other intangible amortization	140	147	152	161	168
Merger-related and restructuring expenses	64	145	107	143	(8)
Sundry expense	297	327	402	279	284

Total noninterest expense	2,903	3,042	2,945	2,926	2,769

Income before income taxes	1,465	1,098	976	1,248	1,345
Income taxes	438	203	60	393	432

Net income	1,027	895	916	855	913
Dividends on preferred stock	4	4	3	6	6

Net income available to common stockholders	$1,023	891	913	849	907

PER COMMON SHARE DATA
Basic earnings	$0.77	0.66	0.67	0.62	0.67
Diluted earnings	0.76	0.66	0.66	0.62	0.66
Cash dividends	$0.26	0.26	0.26	0.24	0.24
AVERAGE COMMON SHARES
Basic	1,335	1,350	1,362	1,360	1,355
Diluted	1,346	1,360	1,374	1,375	1,366

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

(In millions)	2003	2002

OPERATING ACTIVITIES
Net income	$1,027	913
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	63	7
Provision for loan losses	224	339
Securitization gains	(106)	(93)
Gain on sale of mortgage servicing rights	(28)	(15)
Securities transactions	(37)	6
Depreciation and other intangible amortization	372	412
Trading account assets, net	(1,523)	(2,841)
Mortgage loans held for resale	565	866
Loss on sales of premises and equipment	10	2
Other assets, net	(1,679)	1,835
Trading account liabilities, net	(2,004)	(1,176)
Other liabilities, net	169	(2,744)

Net cash used by operating activities	(2,947)	(2,489)

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	8,153	7,186
Maturities of securities	7,114	3,711
Purchases of securities	(12,811)	(9,359)
Origination of loans, net	(1,478)	348
Sales of premises and equipment	723	41
Purchases of premises and equipment	(1,127)	(99)
Goodwill and other intangible assets	(20)	(112)
Purchase of bank-owned separate account life insurance	(60)	(46)

Net cash provided by investing activities	494	1,670

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Purchases of deposits, net	4,319	(7,420)
Securities sold under repurchase agreements and other short-term borrowings, net	3,639	2,174
Issuances of long-term debt	615	188
Payments of long-term debt	(1,073)	(1,985)
Issuances of common stock	(20)	33
Purchases of common stock	(501)	—
Cash dividends paid	(354)	(334)

Net cash provided (used) by financing activities	6,625	(7,344)

Increase (decrease) in cash and cash equivalents	4,172	(8,163)
Cash and cash equivalents, beginning of year	24,936	34,711

Cash and cash equivalents, end of period	$29,108	26,548

NONCASH ITEMS
Transfer to securities from loans	$—	858
Transfer to other assets from loans, net	$183	46